Exhibit 1

GPC BIOTECH’S MISSION IS TO DISCOVER, DEVELOP AND COMMERCIALIZE NEW ANTICANCER DRUGS.

Perspectives of the principal investigators on the satraplatin SPARC Phase 3 trial conducted in patients with hormone-refractory prostate cancer who have undergone prior chemotherapy.

Content

2	SPARC Trial
10	Key Events
12	Letter to Shareholders
20	Satraplatin
24	Drug Discovery and Development
26	GPC Biotech Stock
28	Consolidated Financial Statements
69	Corporate Governance
76	Report of the Supervisory Board
78	Executive Committee
80	Glossary
83	Trademarks
84	Financial Calendar and Contacts

Consolidated Financial Statements (U.S. GAAP)

Content

29	Independent Auditor’s Report
30	Management Report
40	Consolidated Balance Sheet
41	Consolidated Statement of Operations
42	Consolidated Statement of Cash Flows
43	Consolidated Statement of Changes in Shareholders’ Equity
44	Notes to Consolidated Financial Statements

GPC biotech

PRODUCING RESULTS


50mg Study Drug
SCHOTT DURAN
500 ml

Annual Report 2006

GPC Biotech's Oncology Pipeline



Drug Programs
Drug Discovery and Development
Drug discovery
Pre-clinical development
Clinical development
Phase 1
Phase 2
Phase 3
NDA filed
Satraplatin
second-line treatment of hormone-refractory prostate cancer
with Tarceva® in non-small cell lung cancer
with Taxol® in non-small cell lung cancer
with radiation in non-small cell lung cancer
with Taxotere® in advanced solid tumors (x2)
with Xeloda® in advanced solid tumors (x2)
with Xeloda® plus radiation in rectal cancer
with Gemzar® in advanced solid tumors
Monoclonal Antibody (1D09C3)
relapsed/refractory B-cell lymphomas
Cell Cycle Inhibitors
refractory cancers
Multiple programs focused on kinase inhibitors and apoptosis inducers

Key Figures

U.S. GAAP		2006	2005	2004
Financial performance				
Revenues	€ in thousands	22,674	9,341	12,649
R&D expenses	€ in thousands	64,707	55,684	39,955
R&D of total operating expenses	%	73	72	75
G&A expenses	€ in thousands	23,834	20,590	13,173
Net loss	€ in thousands	(64,013)	(62,207)	(39,927)
Cash flow				
Net cash used in operating activities	€ in thousands	(36,622)	(42,787)	(37,816)
Cash used in purchase of property, equipment and licenses	€ in thousands	(1,878)	(4,549)	(1,071)
Net cash burn[1]	€ in thousands	(38,500)	(47,336)	(38,887)
Net cash provided by financing activities	€ in thousands	41,593	11,501	79,672
Balance sheet data				
Cash, cash equivalents, restricted cash, marketable securities and short-term investments	€ in thousands	97,053	95,235	130,990
Total assets	€ in thousands	107,519	139,263	141,893
Shareholders' equity	€ in thousands	67,175	83,533	124,833
Equity ratio[2]	%	62	60	88
Share data				
Earnings per share (basic and diluted)[3]	€	(1.95)	(2.08)	(1.60)
Dividends	€	–	–	–
Number of shares issued and outstanding as of Dec. 31	in thousands	33,895	30,152	28,741
Weighted average number of shares outstanding	in thousands	32,840	29,877	24,951
Additional information				
Employees as of Dec. 31		245	222	171

[1] Cash flow from operating activities plus cash used in purchase of property, equipment and licenses.
[2] Total equity/total assets
[3] Based on the weighted average number of shares outstanding.
"$" amounts throughout the Annual Report refer to U.S. dollars.


PHARMION
GPC biotech
METHODS
ELIGIBILITY CRITERIA
DEFINITION OF PFS
ASSESSMENT OF PFS
STUDY SCHEMA

CORA N. STERNBERG, M.D., FACP

Chief of the Department of Medical Oncology at the San Camillo and Forlanini Hospitals, Rome, Italy

In the SPARC Phase 3 trial, patients treated with satraplatin had a 33% better chance of not progressing.


RESULTS

This difference is not only statistically highly significant but also clinically meaningful.

The statistically significant improvement in progression-free survival seen in patients treated with satraplatin increased over time.

Hormone-refractory prostate cancer (HRPC) patients with advanced disease are in urgent need of new treatment options. There are currently no approved therapies once HRPC patients have failed first-line chemotherapy.

With the compelling data from the SPARC study, satraplatin has the potential to offer these patients new hope.



DANIEL P. PETRYLAK, M.D.

Associate Professor of Medicine at Columbia University Medical Center and Director of the Genitourinary Oncology Program at New York-Presbyterian Hospital/ Columbia, New York, N.Y., USA

The improvement in progression-free survival in the satraplatin arm of the SPARC trial was not affected by the type of prior chemotherapy given to a patient.



In particular, the improvement was seen equally for patients who had been treated with Taxotere, which is the standard of care in the U.S. and parts of Europe, as well as for those patients who received other types of chemotherapy treatments.

For doctors treating late-stage hormone-refractory prostate cancer patients, it is helpful to know that satraplatin offers the potential to help these patients regardless of their prior chemotherapy treatment.



FRED WITJES, M.D., PH.D.

Professor of Oncological Urology at the Radboud University Nijmegen Medical Centre, Nijmegen, The Netherlands

The SPARC trial results support that satraplatin is a well-tolerated treatment.



The adverse reactions were mostly mild to moderate in severity. The most common adverse reactions included bone marrow effects (myelosuppression), such as lowered platelet count or lowered white and red blood cell counts; gastrointestinal events, such as nausea, constipation and diarrhea; and fatigue.

Most HRPC patients are elderly, and they often cannot tolerate or choose not to take treatments that may have serious side effects. Satraplatin, an oral treatment that patients can take at home and that appears to be well tolerated by this patient population, could provide a new treatment option for these patients.



OLIVER SARTOR, M.D.

Lank Center for Genitourinary Oncology
Dana Farber Cancer Institute,
Associate Professor at Harvard Medical School,
Boston, Mass., USA

The SPARC trial is a well-designed randomized, double-blind, placebo-controlled study.



The highly statistically significant results in progression-free survival shown in the SPARC trial are promising. It is important to note that these results were demonstrated using an intent-to-treat analysis, the most stringent of statistical evaluations. Additionally, all progression events were evaluated by an independent expert panel that was blinded to the type of treatment received, thereby reducing the possible bias of the clinical observations.

Key Events | **January 2006 – February 2007**

01/06

January 27, 2006 Orphan Drug Designation Granted by European Commission for Anticancer Monoclonal Antibody 1D09C3 for Chronic Lymphocytic Leukemia

02/06

February 14, 2006 European Regulatory Committee Recommends Orphan Drug Status for GPC Biotech's Anticancer Monoclonal Antibody 1D09C3 for Multiple Myeloma

February 23, 2006 GPC Biotech Raises € 36.2 Million in Private Placement with SAP Co-Founder Dietmar Hopp

February 27, 2006 GPC Biotech Presents New Satraplatin Clinical Data from Pharmacokinetics Study at ASCO Prostate Cancer Symposium

04/06

April 3, 2006 GPC Biotech Presents New Satraplatin Preclinical Data at AACR

April 19, 2006 GPC Biotech Expands Drug Development and Commercialization Management Teams with Three New Senior Executives

April 25, 2006 Independent Data Monitoring Board Recommends that GPC Biotech Continue Satraplatin Phase 3 Trial as Planned

05/06

May 16, 2006 GPC Biotech Announces Start of Phase 1 Trial Evaluating Satraplatin plus Xeloda® in Patients with Advanced Solid Tumors

May 17, 2006 Independent Data Monitoring Board Recommends Expedited Interim Analysis of Overall Survival Data for Satraplatin Phase 3 Trial

06/06

June 6, 2006 GPC Biotech Presents New Satraplatin Clinical Data from Two Pharmacokinetics Studies at ASCO

June 8, 2006 Independent Data Monitoring Board Recommends that Satraplatin Phase 3 Trial Continue as Planned

07/06

July 12, 2006 GPC Biotech Submits Non-Clinical Section of Rolling NDA for Lead Oncology Drug Candidate Satraplatin to U.S. FDA

08/06

August 2, 2006 GPC Biotech Initiates Phase 2 Randomized Trial Evaluating Satraplatin plus Tarceva® in Patients with Advanced Non-Small Cell Lung Cancer

09/06

September 24, 2006 GPC Biotech and Pharmion Announce Positive Results from the Satraplatin Pivotal Phase 3 Trial and Achievement of the Progression-Free Survival Endpoint

12/06

December 11, 2006 GPC Biotech Presents Preliminary Clinical Data on Anticancer Monoclonal Antibody 1D09C3 at ASH

December 13, 2006 GPC Biotech Responds to Arbitration Claim by Spectrum Pharmaceuticals

01/07

January 24, 2007 GPC Biotech Raises €33.6 Million (~$43.7) in Private Placement

02/07

February 16, 2007 GPC Biotech Submits NDA for Lead Oncology Drug Candidate Satraplatin to U.S. FDA

February 21, 2007 GPC Biotech Launches Expanded Access Program for Lead Oncology Drug Candidate Satraplatin in the U.S.

February 23, 2007 SPARC Data Presented at ASCO Prostate Cancer Symposium in Orlando, Florida

Letter to Shareholders	**Bernd R. Seizinger, M.D., Ph.D.** Chief Executive Officer



BERND R. SEIZINGER, M.D., PH.D.
Chief Executive Officer

Dear Shareholders:

The year 2006 was the most significant year to date in the history of GPC Biotech, highlighted by the positive topline data from the satraplatin Phase 3 registrational trial in hormone-refractory prostate cancer that we announced in the fall. The treatment of prostate cancer, the most frequent cancer in men, continues to represent a major medical challenge, particularly in its late metastatic stages. As we now prepare for the possible launch of our first anticancer drug onto the U.S. market, potentially as early as the fourth quarter of 2007, I look back with great pride on what we have accomplished.

Throughout our history, we have adhered to three basic yet absolutely critical business tenets:

- Plan now for the future.
- Take advantage of opportunities.
- Keep the Company well financed.

Plan now for the future. We continually strategize not only about how to best reach our near-term goals but also how we can achieve our long-term vision for the Company. For example, in 2001, before we even had a drug in advanced development, we hired a world-renowned drug developer, Dr. Marcel Rozencweig, to build a drug development team on both sides of the Atlantic. Dr. Rozencweig celebrated his fifth year with GPC Biotech in 2006, and he has put together an incredible team with a combined track record of over 25 successful NDA approvals. In 2006, the team was further strengthened by the hiring of Dr. Martine George as Senior Vice President, Clinical Development. Dr. George is a very senior and world-class expert in oncology drug development and is among other things building our medical affairs department. Prior to joining GPC Biotech, Dr. George was Senior Vice President, Head of Oncology at Johnson & Johnson Pharmaceutical Research and Development in the U.S.

We have pursued a similar path to build our commercialization organization. Several years ago, we hired Dr. Hemanshu Shah, an expert in oncology product commercialization, to already strategize and plan for the best way to maximize the

market potential of satraplatin. Dr. Shah has extensive oncology pharmaceutical commercialization experience from his years at Johnson & Johnson and Bristol-Myers Squibb Oncology, including global commercialization strategy development. Dr. Shah hired a small group of outstanding senior-level marketing and sales professionals even before we learned the results of the SPARC trial to develop and ultimately implement a comprehensive marketing and sales plan for satraplatin. Following the announcement of positive topline data from the trial, the team was able to quickly move forward with this plan and build up a highly skilled and experienced marketing and sales group.

Take advantage of opportunities. We have been successful throughout our nine-year history in M&A and in-licensing activities to accelerate the corporate development of GPC Biotech. The acquisition of a U.S.-based biotechnology company early in our history enabled us to establish a strong foothold in the U.S. The acquisition of another German biotech in 2005 enabled us to enhance our oncology drug discovery team. And the in-licensing of satraplatin gave us a late-stage clinical development compound when our internal programs were not yet in the clinic. These opportunities all occurred because of the relationships and reputations of our senior executives.

Keep the Company well financed. To effectively implement our strategy and to act quickly when opportunities arise, it is critically important to keep a biotech company sufficiently

financed. For example, in February 2006, we raised €36.2 million in a private placement involving well-known investor and SAP co-founder Dietmar Hopp to provide us additional flexibility as we began to build a marketing and sales organization. In early 2007, we raised €33.6 million in another private placement, enabling us to aggressively move forward with our commercialization activities, as well as continue to expand the development of satraplatin in other cancer settings.







Major achievements during 2006. The highlight of 2006 was positive topline results from the SPARC Phase 3 trial evaluating satraplatin in second-line hormone-refractory prostate cancer, a devastating disease setting where today there are no approved treatment options. Our team put together a well-designed, well-run trial, and we were gratified this past fall to see that our hard work and significant investments paid off. The results from the trial showed that patients treated with satraplatin had a statistically significant better chance of their disease not progressing compared to patients in the control arm of the study. In February 2007, more detailed data from the SPARC trial were given in a podium presentation at the ASCO Prostate Cancer Symposium in Orlando, Florida.

With the strong results from the SPARC trial, we were able to move forward with the U.S. regulatory filing for satraplatin, completing the rolling NDA submission in February 2007.

To explore potential additional uses for satraplatin, we also in 2006 initiated a number of clinical trials exploring satraplatin in combination with a variety of anticancer treatments and in various cancer types. For example, we opened several studies exploring satraplatin in combination with other oral anticancer drugs. We initiated combination trials with Xeloda, an oral form of the commonly used anticancer treatment, 5FU. We also opened a randomized Phase 2 trial exploring satraplatin in combination with the oral targeted therapy Tarceva in non-small cell lung cancer. Lung cancer is the leading cause of cancer death in the U.S. and Europe. All-oral regimens, if effective and safe, could be taken by patients at home.

With the positive topline data from the satraplatin Phase 3 trial, we began to aggressively implement our commercialization plan. In addition to our hiring efforts, we also began to put in place all of the logistical aspects of commercialization, including the supply and distribution of the compound.

While we are very excited about our major achievements with satraplatin, we are also moving forward with other anticancer programs in our pipeline. We consider this to be

of critical importance for a sustainable future. In December 2006, for example, we presented the first clinical data with our second product candidate, 1D09C3, a monoclonal antibody against lymphoid tumors. Although these data are preliminary, we are gratified by the results to date. We were also granted orphan drug status in Europe for 1D09C3 in chronic lymphocytic leukemia and multiple myeloma. In addition, our oncology drug discovery organization advanced several early-stage programs and initiated new



ones with a focus on kinase inhibitors, which target some of the key pathways critical in the transformation of a normal cell into a cancer cell. This important discovery work is laying the groundwork for our future pipeline of new anticancer drugs based on fundamental insights into the biology of cancer cells.

Looking ahead. The year 2007 will be another pivotal year for GPC Biotech as we progress through the regulatory process for satraplatin in the U.S. and – in cooperation with our partner Pharmion – in Europe. We are hopeful that the FDA will reach a decision on our filing for satraplatin during 2007. If approved, satraplatin could be on the market in the fourth quarter of this year. We will thus

continue to aggressively prepare for launching satraplatin, including building a marketing and sales organization in the U.S.

We are indeed excited about the prospect of bringing this drug to the market to help cancer patients. The number of prostate cancer patients is expected to increase as the population ages, and this cancer setting is an area where new, effective treatments are urgently needed.

Traditionally, oncology drugs are first studied in patients who are the most difficult to treat and often have few treatment options – patients with advanced metastatic disease. If a drug is effective, it is then typically studied in earlier stages of the disease. GPC Biotech is taking this approach with satraplatin, and we are already planning additional trials in earlier stages of prostate cancer. We have trials underway to evaluate and determine appropriate dosing for a combination of satraplatin and Taxotere. Should the data be supportive, our plan is to study this combination as first-line therapy for hormone-refractory prostate cancer. We also are planning a study evaluating satraplatin in combination with radiation therapy in earlier stages of prostate cancer.

We will as well continue to initiate new trials with satraplatin in other cancer indications beyond prostate cancer, and we expect to see data from some of the ongoing studies during 2007.

We will also continue to advance our other oncology programs. In 2007, we expect to complete our Phase 1 clinical program with 1D09C3, our monoclonal antibody against lymphoid tumors, and, should the data continue to be promising, move into Phase 2 thereafter. We will also continue to move promising discovery programs into clinical development.

I would like to warmly thank you, our shareholders, for your continued support and belief in GPC Biotech. I would also like to thank our outstanding employees both in Germany and in the U.S. I am grateful for their hard work and dedication to discovering, developing and commercializing a new generation of anticancer drugs.

Sincerely,

Bernd R. Seizinger, M.D., Ph.D.
Chief Executive Officer

During 2006 and into early 2007, GPC Biotech achieved several key milestones with its lead drug candidate, satraplatin. Most importantly, the Company reported positive topline results from a Phase 3 registration trial with satraplatin in second-line hormone-refractory prostate cancer (HRPC). These promising results are serving as the basis for filing for marketing approval of satraplatin in both the U.S. and Europe. Satraplatin has now demonstrated its activity in two randomized trials in prostate cancer. With these encouraging findings, the Company is moving forward to build a commercial organization for the eventual marketing and sale of satraplatin in the U.S.

Prostate Cancer – Evolving and Expanding Role of Chemotherapy

Positive Results in an Area of Unmet Medical Need

In September 2006, GPC Biotech announced positive topline results from its Phase 3 registration trial with satraplatin (the SPARC trial) for the second-line treatment of patients with hormone-refractory prostate cancer. These results were the culmination of three years of work – from initiating the study at approximately 170 clinical sites around the world to recruiting 950 patients to organizing thousands of pages of data and conducting statistical analyses. With the demonstration of statistically significant improvement in progression-free survival – the primary endpoint for accelerated approval in the U.S. – GPC Biotech was able to complete the NDA filing with the U.S. FDA in February 2007. GPC Biotech's partner, Pharmion, has indicated that they intend to file for approval with the EMEA in the second quarter of 2007.

Each year in the U.S., almost 240,000 new patients are diagnosed with prostate cancer and about 30,000 patients succumb to the disease. One out of every six men in the Western world will be diagnosed with the disease during his lifetime. Prostate cancer is one of the leading causes of cancer-related deaths in men in the U.S. In Europe, prostate cancer is diagnosed in a similar number of men every year. However, the mortality in Europe is much higher compared to the U.S. (about 80,000 annually), possibly because early screening and diagnosis have not yet been as widely adopted in Europe.

The SPARC Trial

- New drug application (NDA) submitted for approval to U.S. FDA in February 2007
- Multicenter, multinational, double-blind, placebo-controlled, randomized Phase 3 trial
- Clinical setting: second-line chemotherapy for hormone refractory prostate cancer
- Satraplatin + prednisone vs. placebo + prednisone
- 950 patients
- Progression-free survival (PFS): primary endpoint for accelerated approval in the U.S.
- Statistically significant difference in PFS:
  - Intent-to-treat analysis using protocol-specified log-rank test
  - Hazard ratio adjusted for three pre-specified stratification factors: 0.67 (95% CI: 0.57–0.77, p=0.0000003)
  - Hazard ratio adjusted for nine pre-specified prognostic factors: 0.6 (95% CI: 0.5–0.7, p<0.00001)
  - Improvement seen in PFS increased over time:
    - Median (50th percentile): 14% improvement (11.1 vs. 9.7 weeks)
    - 75th percentile: 81% improvement (34.6 vs. 19.1 weeks)
    - At 6 months: 30% of patients in satraplatin arm had not progressed vs. 17% of control group
    - At 12 months: 16% of patients in satraplatin arm had not progressed vs. 7% of control group
- Results were consistent regardless of type of prior chemotherapy: 51% of patients were treated with the standard therapy Taxotere before entering the SPARC trial.
- Safety: Most serious adverse reactions for satraplatin seen in trial were related to bone marrow function (myelosuppression: 21% of patients had grade 3 or 4 thrombocytopenia, 14% leucopenia, 21% neturopenia); most common adverse events included gastrointestinal events (nausea, constipation and diarrhea: 8% of patients; grade 3 or 4) and fatigue (up to 5% of patients; grade 3 or 4)
- Overall survival: Patients continue to be followed and the final analysis for overall survival will be conducted after the pre-specified number of events has occurred.

Early-stage, localized prostate cancer is usually treated with surgery and/or radiation therapy, and a number of patients can be cured at this stage. However, many patients relapse and develop advanced disease and are then typically treated with hormone therapy. Although most patients initially respond well to hormones, the cancer cells eventually become hormone resistant (refractory), usually within two to three years. At this point, the disease again progresses.

Important advancements have been made in recent years in treating HRPC. In particular, for the first time, a drug – Taxotere® (docetaxel) – was shown to prolong survival at this advanced stage of prostate cancer. This improved survival data and approval of Taxotere in both the U.S. and Europe in 2004 are significantly changing the landscape for treating prostate cancer in several ways.

Firstly, while Taxotere does prolong life, it is not a cure. All patients will eventually progress and, once progression has been observed, they will on average die after about one year. Thus, there is a need for effective treatment options for patients in whom initial chemotherapy has failed. Today there are no approved agents for the second-line treatment of HRPC. The SPARC trial evaluated satraplatin in HRPC patients who had progressed on treatment with Taxotere or another first-line chemotherapy regimen.

Secondly, despite the demonstrated effectiveness of Taxotere in advanced prostate cancer, it is estimated that fewer than half of HRPC patients in the U.S. are being treated with chemotherapy. These patients are often elderly and can be quite frail.

Clinical trial data support that satraplatin is a well-tolerated treatment and can be administered even in patients who have failed Taxotere. Additionally, satraplatin is administered as capsules that patients can take at home – a convenient alternative for patients compared to receiving intravenous treatment that must be done in the doctor's office or in a hospital. With the availability of positive topline results from the SPARC trial, GPC Biotech will continue the clinical development of satraplatin for other groups of HRPC patients, such as those not treated with chemotherapy today.

Thirdly, while chemotherapies are currently approved for use in prostate cancer patients with hormone-refractory or advanced disease, there is a heightened interest in evaluating chemotherapy treatments, particularly Taxotere, in earlier stages of the disease. Clinical trials are now underway investigating the role of chemotherapy at all stages of prostate cancer, including before surgery, in combination with radiation therapy, as adjuvant therapy after surgery or radiation therapy, and in combination with hormone therapy.

Experience in other types of cancer suggests that chemotherapy can provide greater clinical benefit when used at earlier stages of disease. The expanding role of chemotherapy in the treatment of prostate cancer, GPC Biotech believes, is similar to previous developments in the treatment of other tumor types such as breast cancer, where chemotherapy was initially used only for the treatment of metastatic disease but is now the standard of care for the treatment of earlier-stage, non-metastatic disease.

GPC Biotech has ongoing trials looking at combinations of other treatments with satraplatin that may hold potential for treating prostate cancer at earlier stages of disease. For example, Phase 1 studies are currently underway to develop the combination of satraplatin and Taxotere. Should these data look promising, the Company plans to explore this combination in earlier stages of HRPC. The Company also plans to further investigate satraplatin in combination with radiation therapy in prostate cancer.

GPC Biotech believes that the expanding role of chemotherapy in the treatment of prostate cancer, combined with the positive data

for satraplatin in two randomized trials in this disease, suggest that satraplatin may represent a new treatment option for patients with prostate cancer, an area of continued unmet medical need.

Exploring Potential Opportunities Beyond Prostate Cancer

GPC Biotech is also actively exploring the potential of satraplatin in combination with other anticancer treatments in other cancer types beyond prostate cancer. Earlier clinical studies indicate that satraplatin has activity in several cancer types, and pre-clinical data support the combination of satraplatin with various other cancer therapies. Marketed platinum compounds are frequently combined with other established chemotherapies such as taxanes (e.g. Taxol® (paclitaxel) and Taxotere), as well as with newer targeted therapies, to treat a wide variety of cancer types.

During 2006, GPC Biotech initiated several new trials with satraplatin and a number of studies are now underway with this compound. The Company is focused on finding areas of development for satraplatin where its unique profile of activity and the added convenience and flexibility of oral administration may offer an improved treatment option and not simply replace another platinum compound.

For example, since satraplatin is an oral compound that is given as capsules that patients can take at home, GPC Biotech is exploring combinations with other oral anticancer therapies. In 2006, two Phase 1 trials were opened evaluating satraplatin in combination with Xeloda® (capecitabine) in advanced solid tumors. Xeloda is an oral form of 5FU (5-Fluorouracil), a marketed chemotherapy treatment that is used to treat various cancers, including metastatic breast and colorectal cancers.

Also in 2006, GPC Biotech initiated a Phase 2 study evaluating satraplatin in combination with another oral anticancer drug, Tarceva® (erlotinib). The trial is evaluating this combination in elderly patients with advanced non-small cell lung cancer.

Focus on Non-Small Cell Lung Cancer: Search Continues for Effective Therapies

Lung cancer is the most common cause of cancer death in the U.S. and Europe. More than 170,000 new cases have been estimated for 2006 in the U.S. alone. Recent statistics in Europe estimated more than 375,000 cases annually and more than 345,000 deaths from the disease. Non-small cell lung cancer (NSCLC) accounts for more than 80% of all lung cancer cases, and more than 50% of patients present with inoperable disease.

Patients with localized disease are generally treated with surgery alone. Increasingly, though, patients are also being treated with chemotherapy after surgery. The standard of care for locally advanced, inoperable disease is a combination of chemotherapy and radiation therapy. The standard of care for advanced metastatic disease is chemotherapy. A platinum agent is almost always part of the treatment regimen, both for combined modality therapy (drugs combined with radiation therapy) and for the first-line treatment of metastatic disease.

Although a number of drugs are available for the treatment of NSCLC, many of the patients with this disease are not treated with conventional approved chemotherapies, generally because they are older and not able to tolerate the available agents. There is therefore an important need to develop effective regimens that would be better tolerated by these patients.

NSCLC can be divided into three broad categories:

1. localized, operable disease (cancer has not spread and can be removed surgically);
2. locally advanced, inoperable disease (cancer has spread within the lungs and cannot be removed surgically); and
3. advanced, metastatic disease (disease has spread to other parts of the body).

GPC Biotech is currently conducting three clinical trials with satraplatin for the treatment of advanced NSCLC.

Carboplatin plus Taxol is widely used for the frontline treatment of metastatic NSCLC in the U.S. A Phase 2 trial is underway investigating the combination of satraplatin with Taxol for the first-line treatment of metastatic NSCLC. The satraplatin Phase 2 trial builds on a previously completed Phase 1 trial exploring this combination. The goal of this trial is to assess the activity of the combination of satraplatin plus Taxol for the treatment of patients with advanced non-small cell lung cancer.

A randomized Phase 2 trial comparing satraplatin plus Tarceva to Tarceva alone for the first-line treatment of elderly patients with NSCLC opened in 2006. As mentioned earlier, standard first-line chemotherapy for patients with advanced NSCLC typically involves a combination regimen, frequently with a platinum-based therapy. However, for elderly patients or patients with a poor performance status, a single-agent chemotherapy may be recommended due to concerns about these patients' ability to tolerate a combination regimen. GPC Biotech believes that satraplatin in combination with

Satraplatin



Satraplatin, GPC Biotech's lead drug candidate, is orally administered.

another oral, well-tolerated drug such as Tarceva could, if effective, offer an important new treatment option for this underserved patient group.

A Phase 1/2 trial is evaluating satraplatin plus radiation therapy for the treatment of locally advanced, inoperable NSCLC. Platinum-based intravenously administered chemotherapy treatments have been clinically proven to enhance the effects of radiation therapy. However, there are logistical challenges to administering these two treatments together because radiation therapy is administered in the radiation oncologist's office, whereas intravenously infused platinum agents such as cisplatin have to be administered in the medical oncologist's office. It has been very difficult to match the administration schedule of the platinum agent with the daily radiation therapy treatment, with the result that the radiosensitization effect of the platinum agent may not be maximized. Since satraplatin is given as capsules, it can be taken by a patient shortly before beginning radiation treatment each day, thereby resolving this scheduling issue. Early clinical experience with satraplatin in combination with radiation therapy showed promising results and the ongoing trial is building on these data.

Building a Commercial Organization

During 2006, GPC Biotech took key steps to lay the foundation for a future successful product launch in the U.S., where the Company plans to take the lead in the commercialization of satraplatin. In late 2005, GPC Biotech signed a co-development and license agreement for satraplatin with Pharmion GmbH, a wholly owned subsidiary of Pharmion Corporation, for satraplatin marketing rights in Europe, the Middle East, Australia and New Zealand. For other important non-U.S. markets, including Japan, GPC Biotech plans to enter into additional strategic alliances.

GPC Biotech made several key management hires in its medical affairs, marketing and sales departments during 2006, all three being critical departments in building the commercialization infrastructure. Recruitment efforts ramped up significantly following the announcement of positive Phase 3 data from the SPARC trial in September 2006. With a number of senior positions now filled in these departments, the Company is moving forward to hire additional staff. This effort, including the building of a sales force, is continuing during 2007.

During 2006, the Company conducted extensive market research and planning exercises to determine the optimal number of sales representatives and their geographic distribution. The planned model starts with a relatively small number of representatives who can be efficiently scaled up to increase the sales force size when needed. To successfully launch an oncology product, a very large initial sales force is not necessary. It is more important to have a focused, sophisticated and well-trained sales force that can effectively communicate complex clinical data to a carefully selected target audience of healthcare professionals, including medical oncologists and oncology nurses.

GPC Biotech is establishing a reliable supply chain and distribution system for satraplatin to ensure that there is a sufficient quantity of finished product available for sale and that the product promptly reaches the patient.

The Company is planning to distribute satraplatin to patients via a select number of mail-order pharmacies that specialize in oncology drugs. These specialty pharmacies will fill prescriptions, provide the product to patients and adjudicate reimbursement claims. GPC Biotech believes that this approach, similar to that successfully used by other companies for oral anticancer drugs, will help to ensure that patients get their prescriptions filled conveniently and rapidly, and that they will receive appropriate pharmacist counseling.

Reimbursement is critical to the adoption and commercial success of any oncology drug. In the U.S., there are two main groups of payers: government payers such as Medicare and private payers such as managed care organizations and pharmacy benefit managers. Medicare is the federal government program that provides health care coverage for people over the age of 65. This program is an important payer for anticancer drugs since about half of all cancer patients are Medicare patients. This figure is even higher for hormone-refractory prostate cancer patients, about 70% of whom qualify for Medicare. Medicare coverage decisions for anticancer drugs also strongly influence the reimbursement decisions of other payers. GPC Biotech is monitoring the reimbursement environment and, following approval of satraplatin for marketing, will put into place a reimbursement support program to reimburse for satraplatin.

Satraplatin Expanded Access Program

The Satraplatin Expanded Rapid Access Protocol (SPERA) is a program whereby patients can have access to a therapy, in this case satraplatin, that could potentially help them during the time that the drug is undergoing regulatory review. This is particularly helpful when patients have no approved treatment options available to them, as is the case with hormone-refractory prostate cancer patients whose disease has progressed after treatment with one chemotherapy regimen. Under such programs, the drug is provided to patients free of charge. GPC Biotech has implemented, with the knowledge of the FDA, an Expanded Access Program for HRPC patients in the U.S. who have failed one prior chemotherapy treatment.

The Pipeline is Expanding

In 2006, GPC Biotech's pipeline advanced and expanded. In addition to the key achievements made with satraplatin, the first clinical results from GPC Biotech's second clinical anticancer drug candidate, the monoclonal antibody 1D09C3, were presented at a major medical conference. Furthermore, important work is being conducted by the Company's drug discovery and pre-clinical development teams to support ongoing and future clinical trials. These groups are also working to move research programs forward and to identify new opportunities.

First Clinical Results Presented on 1D09C3 Monoclonal Antibody

GPC Biotech's second drug candidate is a fully human anti-HLA-DR monoclonal antibody being developed to treat leukemias and lymphomas. 1D09C3 is currently in a Phase 1 clinical program that is evaluating the antibody in patients with relapsed or refractory B-cell lymphomas, such as Hodgkin's and non-Hodgkin's lymphomas and chronic lymphocytic leukemia.

Prof. Alessandro M. Gianni, M.D.,
Head of the Leukemia and Lymphoma Department,
Milan Cancer Center, and Full Professor in Medical Oncology University of Milan

"1D09C3 has key attributes differentiating it from marketed therapies. Thus, it holds the potential to become an important new therapy for treating lymphomas and leukemias."

In 2006, it was estimated that about 59,000 people in the U.S. and more than 73,000 people in the European Union (EU) were diagnosed with non-Hodgkin's lymphoma (NHL), the most common form of lymphoma. In recent years, good progress has been made in treating lymphoid cancers with antibodies such as Rituxan® (rituximab). However, a number of patients do not respond to the existing treatments, and of those who do respond, the majority eventually relapse. Thus, there remains a major unmet medical need for additional therapies to treat patients who have relapsed or who have become resistant to currently available treatments.

GPC Biotech's 1D09C3 has a mechanism-of-action that is believed to be different from those of other currently marketed antibodies. Additionally, lymphoma patients who have been treated with currently approved therapies frequently have a compromised immune system. 1D09C3 has been shown in pre-clinical testing to directly kill cancer cells and thus does not seem to require patients to have a fully functioning immune system. These characteristics of 1D09C3 suggest that it could become an effective treatment option for patients with relapsed or refractory lymphoid malignancies.

In December 2006, preliminary clinical data were presented at the 48th Annual Meeting of the American Society of Hematology (ASH) in Orlando, Florida, from the Phase 1 clinical program evaluating 1D09C3 in patients with relapsed or refractory B-cell lymphomas. The preliminary data from 25 patients suggest that 1D09C3 is well tolerated. This is particularly encouraging, as lymphoma patients

Additional Information about 1D09C3

- The Phase 1 program consists of two open label studies evaluating two different dosing schedules. It is ongoing at three renowned cancer centers in Europe:
  - The Oncology Institute of Southern Switzerland (IOSI), under the direction of Prof. Franco Cavalli, M.D.
  - The Istituto Nazionale dei Tumori in Milan, Italy, under the direction of Prof. Alessandro M. Gianni, M.D., Head of the Leukemia and Lymphoma Department, Milan Cancer Center, and Full Professor in Medical Oncology, University of Milan.
  - The University Hospital of Cologne under the direction of Prof. Michael Hallek, M.D., Director of the Department of Internal Medicine.
- The European Commission has granted orphan drug designation to 1D09C3 for the treatment of Hodgkin's lymphoma, chronic lymphocytic leukemia and multiple myeloma.
- 1D09C3 was isolated in collaboration with MorphoSys from its HuCAL® library of human antibodies.

with refractory and relapsed disease are often intensively pre-treated with other anticancer drugs. Early signs of antitumor activity were also observed, even at low doses, and will continue to be evaluated. The goal of the Phase 1 studies is to determine the safety and tolerability of the antibody and to recommend a dose and schedule for Phase 2 trials. The maximum tolerated dose had not yet been reached.

Provided that final results from the Phase 1 clinical trials continue to be promising, GPC Biotech will move forward into the Phase 2 clinical program of 1D09C3.

Supporting Clinical Development and Laying the Groundwork for the Future Pipeline

In addition to GPC Biotech's clinical programs, extensive non-clinical and discovery work is also ongoing. The work of the Company's discovery and non-clinical teams plays two critical roles – supporting ongoing and planned clinical development efforts and bringing forward earlier-stage programs that may enter the clinic in the future.

Non-clinical discovery and development work with a compound continues even after it has entered the clinic. For example, GPC Biotech has performed a variety of *in vitro* and *in vivo* tests with satraplatin to explore its combination with a number of anticancer drugs in order to gain important insight into potential interactions affecting efficacy and safety, as well as exploring different dosing schedules for such combination regimens. This information is helpful in planning future clinical trials.

Work is also ongoing to advance earlier-stage programs. GPC Biotech has strong expertise in kinase biology and chemistry. Protein kinases play an important role in signaling between and within cells. There are more than 500 human protein kinases, many of which have been implicated in tumor growth and spread. One reason a cell can become cancerous is an uncontrolled growth signal that is sent to the nucleus on a pathway of kinases. By inhibiting selected kinases in such pathways, the uncontrolled division of tumor cells that follows can be halted. Several kinase inhibitors have been approved for marketing as anticancer drugs in recent years, and the many further opportunities in this area hold a great potential for future treatment options for cancer patients.

GPC Biotech has also developed proprietary tools and technologies that give the Company a competitive edge in exploring potential novel therapies for treating cancer. For example, during 2006, GPC Biotech research published data on work that used one of the Company's technologies to characterize the spectrum of targets that a potential drug might affect, to evaluate the potential effects of small molecules on certain targets linked to cancer, and to uncover potential novel therapeutic applications for existing drugs or drug candidates. All of this important discovery and pre-clinical work is critical in order to effectively and expeditiously move promising programs into and through the clinic.

Kinase Inhibitors


Kinase
K
Growth Signal
K
K
Receptor
Nucleus
Plasma Membrane
Cytoplasm

GPC Biotech Stock

Stellar Performance

The markets on both sides of the Atlantic closed up in 2006. GPC Biotech's stock significantly outperformed the markets and its peers, gaining 83% on XETRA and 107% on NASDAQ for the year. The majority of the gains came in the second half of the year after the announcement of positive topline data from the satraplatin Phase 3 trial.

International Stock Markets

The year 2006 ended successfully for the German markets. The DAX gained 22% and closed at 6,597 points, close to the nearly five-year high of 6,629 points, which was achieved in late December. The technology index TecDAX gained 25% compared to 2005, and the mid-cap index MDAX reached its all-time high with an increase of 29%. After initial insecurity due to pending decisions of the U.S. Federal Reserve, the U.S. markets also had a successful run. The Dow Jones gained 16%, closing at 12,463 points, also near its all-time high of 12,511 points. The NASDAQ Composite gained 9.5%, but the NASDAQ Biotech index was up only 1% compared to 2005.

GPC Biotech Stock

GPC Biotech's stock closed the year 2006 at its high of 19.30 Euro – up 83% compared to 10.53 Euro at the end of 2005. The market capitalization was 655 million Euro (865 million U.S. Dollar) at year end. Along with the markets, the stock reached its low of the year in May, at 10.13 Euro. Shares rose significantly in late September after the announcement of positive topline data from the Company's Phase 3 trial with satraplatin and then rose again in a year-end rally. This upward trend continued into 2007. The TecDAX ranking, which tracks the thirty largest companies in the technology segment of the Frankfurt Stock Exchange, is based on the free-float market capitalization of the companies and the trading liquidity of their shares. GPC Biotech's index standing at the end of 2006 was 16 in market capitalization and 13 in trading liquidity, a solid improvement compared to a ranking of 20 in free-float market capitalization and 16 in trading liquidity at year-end 2005.

GPC Biotech has listed American Depositary Shares (ADS) on the NASDAQ Stock Market in the U.S. since mid-2004. The ADS closing price for 2006 was $25.50, an increase of 107% compared to $12.33 at year-end 2005.

Investor Relations Activities

GPC Biotech continued to focus its investor relations activities on providing timely, informative and reliable information on the Company to institutional investors, financial analysts and individual shareholders.

During 2006, the Company participated in 20 institutional investor conferences, half of which were held in the U.S. and the other half in Europe. The Company also conducted over 220 one-on-one meetings with members of the investment community. Over half of these meetings were held in the U.S., and the remainder were held in key financial centers in Europe, including Amsterdam, Brussels, Frankfurt, London, Vienna and Zurich. GPC Biotech also was able to increase its extensive analyst coverage in 2006. At year-end, nineteen analysts covered GPC Biotech.

In the prestigious Thomson Extel Pan-European Survey 2006, GPC Biotech's IR and PR work was ranked third of all European biotechnology companies. The survey examined how well the companies' investor relations efforts were received by fund managers and brokerage firms.

In the 2006 European Investor Relations Awards of the Institutional Investor Research Group, Dr. Mirko Scherer was voted the best CFO in European biotechnology by the sell side.

Development of GPC Biotech Stock Price January 2006 through December 2006 (indexed)


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100
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1/1
3/1
6/1
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date
GPC Biotech
TecDAX
Prime IG Biotechnology
NASDAQ Biotech
NASDAQ Composite

Major Shareholders as of December 31, 2006

Dietmar Hopp (combined with Oliver Hopp, DH Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG)	>10%
ROI Verwaltungsgesellschaft of Roland Oetker	>5%
Allianz Global Investors (formerly DIT)	>5%

Key Data for GPC Biotech Stock in 2006

Closing price (XETRA)	
Year End (December 29)	€ 19.30
High (December 29)	€ 19.30
Low (May 24)	€ 10.27
Total average daily trading volume	254,652 shares
Weighted average number of shares outstanding	32,840,480 shares
Number of shares outstanding (December 31)	33,895,444 shares
Market capitalization (December 31)	€ 655 million

Key Data for American Depositary Shares (ADS) in 2006

Closing price (NASDAQ)	
Year End (December 29)	$25.50
High (December 29)	$25.50
Low (January 11)	$12.95
Total average daily trading volume	5,514 shares
Underlying share ratio	1:1

Designated Sponsors

BayernLB
WestLB

Financial Institutions Covering GPC Biotech (as of December 31, 2006)

BayernLB
BHF-Bank
Credit Suisse
Deutsche Bank
DZ Bank
Equinet
Goldman Sachs
Landesbank Baden-Württemberg
Lehman Brothers
Needham & Company
Nord/LB
Pacific Growth Equities
Piper Jaffray
Sal. Oppenheim
SG Securities
SES Research
Viscardi Securities
Vontobel
WestLB

Ticker

ISIN: DE0005851505
WKN: 585150
Frankfurt Stock Exchange: GPC
NASDAQ: GPCB
CUSIP: 38386P108
Bloomberg: GPC GR
Reuters: GPCG. DE

Independent Auditor's Report

We have issued the following opinion on the consolidated financial statements and the group management report:

"To GPC Biotech AG

We have audited the consolidated financial statements prepared by GPC Biotech AG, Martinsried/Planegg, comprising the balance sheet, the income statement, cash flow statement, statement of changes in equity, and the notes to the consolidated financial statements, together with the group management report for the fiscal year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the group management report in accordance with U.S. GAAP, and the additional requirements of German commercial law are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with U.S. GAAP, and the additional requirements of German commercial law and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development."

Munich, March 9, 2007

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

von Petrikowsky	Gallowsky
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

In 2006, GPC Biotech had several key achievements, including positive topline data in progression-free survival from the Phase 3 trial with satraplatin in second-line hormone-refractory prostate cancer. In addition, the Company initiated several new clinical trials with satraplatin in combination with other chemotherapy agents and in various cancer types. The Company accelerated and expanded the building of a commercial infrastructure in the U.S. and also announced the first human data from the Company's second product candidate, 1D09C3 monoclonal antibody.

GPC Biotech AG is a stock corporation organized under the laws of the Federal Republic of Germany. The Company's principal executive offices are located in Martinsried/Munich, Germany. The Company's wholly owned U.S. subsidiary – GPC Biotech Inc. – has sites in Waltham, Massachusetts and Princeton, New Jersey. The corporate website address is www.gpc-biotech.com.

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anti-cancer drugs. GPC Biotech's lead product candidate – satraplatin – is an oral platinum-based anticancer agent that has shown highly statistically significant results for progression-free survival in a Phase 3 registration trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer. The U.S. FDA has granted fast track designation to satraplatin for this indication, and the rolling NDA submission process for satraplatin was completed in February 2007. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors.

As of December 31, 2006, the committed capital of GPC Biotech consisted of 33,895,444 bearer shares with equal voting rights. Based on a notification according to Section 21. et seq. of the German Securities Trading Act (WpHG) dated May 18, 2006, Mr. Dietmar

Hopp held 10.13% of GPC Biotechs voting shares on such date, 4.33% (absolute) of which were attributed to him according to Section 22 para. 1 Nr. 1 WpHG and 4.33% (absolute) of which were attributed to him according to Section 22 para. 2 WpHG.

The Company is not aware of any limitation or restrictions on voting rights or share transfers.

In December 2005, GPC Biotech AG signed a major co-development and license agreement with Pharmion for satraplatin. Under this collaboration, Pharmion gained exclusive commercialization rights to satraplatin for Europe, the Middle East, including Turkey, Australia and New Zealand. The Company retained rights to the U.S., as well as other key non-European markets, including Japan.

Business and Operating Environment

Economic Environment

The years 2004, 2005 and 2006 represented three years of historically high growth for the global economy, according to the United Nations. The expected growth in world gross product (WGP) for 2006 was 3.8%, slightly lower than the all-time high growth in 2005 of 4.0%.

According to the European Commission, the European Union economy in 2006 grew 2.8%, the strongest it had been since the beginning of the decade and up significantly from 1.7% in 2005. The main catalysts were a robust increase in domestic demand, especially investments, and the sustained global growth.

According to the Federal Statistical Office of Germany, German gross domestic product (GDP) increased by 2.5% – the strongest economic upturn since the year 2000. This was due to increased investments as well as higher consumer and state spending. German exports increased by 12.4%, nearly double the growth rate of 2005.

In the United States, GDP increased by 3.4%, slightly higher than the 2005 growth of 3.2%. This was a positive surprise, considering the economy was hit by a housing slump where investment in home building fell 4.2%, the most in 15 years. Increased consumer and government spending in the fourth quarter contributed to the rebound in overall economic activity.

The year 2006 ended successfully for the German markets. The DAX gained 22% and closed at 6,597 points, close to a nearly five-year high of 6,629 points, which was achieved in late December 2006. The technology index TecDAX gained 25% compared to 2005 and the mid-cap index MDAX reached its all-time high with an increase of 29%. After initial insecurity due to pending decisions by the Federal Reserve, the U.S. markets also had a successful run. The Dow Jones gained 16%, closing at 12,463 points, also near its all-time high of 12,511 points, which was reached in late December. The NASDAQ Composite gained 9.5%, but the NASDAQ Biotech index was up only 1% compared to 2005.

European biotech significantly outperformed both European pharma and U.S. biotechs. This is largely due to the underperformance of the large cap biotech sector which is based almost entirely in the U.S. Globally, the large cap biotech universe underperformed the small caps by 8%.

Biopharmaceutical Industry

2006 was an impressive year of acquisitions, partnerships, initial public offerings and financings in the biopharmaceutical sector. While there were slightly fewer mergers and acquisitions – 73 compared to 75 the year before – their value increased by more than 100% from $14 billion to $30 billion and included eight deals in excess of $1 billion. The size of partnership deals also increased further.

While more European companies completed initial public offerings (IPOs) – 25 compared to just 20 in the U.S. – the U.S. IPOs were larger with an average of $48.8 million compared to $40.8 million in Europe. Of these newly public companies, those in the U.S. ended the year with a 43% increase in average market cap, while the ones in Europe were up 27%. This was significantly better for both sides of the Atlantic compared to the previous year when newly public U.S. companies were up 7% and those in Europe rose 14%. The follow-on activitiy in 2006 was the best since 2000, amounting to $5.5 billion. Celgene alone raised $1 billion. The total money raised in 2006 was $29.6 billion, including $2.0 billion in IPOs, $5.5 billion in follow-ons, $5.7 billion in venture capital and $16.3 billion in other fund-raising. This compares favorably to the $20.2 billion raised in 2005.

In 2006, the U.S. FDA approved 27 new drugs, compared to 22 in 2005. The U.S. Senate confirmed the appointment of Dr. Andrew von Eschenbach as FDA commissioner in December 2006. The former director of the National Cancer Institute became acting head of the FDA in September 2005 following the resignation of Lester Crawford. In January 2006, the Medicare Part D prescription drug

benefit was introduced. Among other parameters, this regulation provides for the reimbursement of oral anticancer drugs. The political environment, with the Democrats taking control of both the U.S. House of Representatives and the Senate in November, created some uncertainty regarding potential changes to the healthcare system they might try to implement.

Situation of the Company

During 2006, GPC Biotech had important accomplishments, including the announcement of positive topline results from the Company's Phase 3 trial evaluating satraplatin in combination with prednisone as a second-line treatment for hormone-refractory prostate cancer. These results enabled the Company to complete the filing for marketing approval of satraplatin in the U.S. in February 2007.

Also during 2006, GPC Biotech initiated a number of additional clinical trials with satraplatin, including several studies evaluating all-oral drug regimens. For example, the Company started a Phase 2 randomized trial evaluating satraplatin plus Tarceva versus Tarceva alone in the treatment of elderly patients with non-small cell lung cancer. Tarceva is an oral drug that has been approved for the treatment of several cancer types, including non-small cell lung cancer. Other trials initiated with satraplatin included two Phase 1 trials exploring different dosing regimens in combination with Xeloda in advanced solid tumors. Xeloda is an oral form of a widely used cancer treatment, 5FU.

Also in 2006, the Company presented preliminary clinical data from the ongoing Phase 1 program with a second product candidate, 1D09C3 monoclonal antibody.

GPC Biotech also ramped up the building of a commercial organization, including: filling a number of senior medical affairs, marketing and sales positions; developing plans for building and supporting a field sales force in the U.S.; and setting up the supply and distribution network for satraplatin from the manufacture of the bulk ingredient to fulfilling patient prescriptions.

Results of Operations

Financial Summary

Net revenues in 2006 increased by 144% to € 22.7 million from € 9.3 million in 2005. The increase in revenues is due to payments received under the co-development and license agreement for satraplatin for Europe and certain other territories with Pharmion GmbH which was signed in December 2005. Revenues from the collaboration with ALTANA Pharma were less in 2006 than in 2005. Payments for ongoing contract research accounted for € 2.0 million, payments from government agencies for research grants received accounted for € 0.4 million and the amortization of deferred upfront payments received in previous years accounted for € 20.3 million.

Since GPC Biotech's business cannot be divided in a meaningful manner, no segment reporting is provided. However, the Company provides a geographical breakout of certain key figures.

Total operating expenses of € 88.9 million (2005: € 77.4 million) were mostly attributable to investment in research and development (R&D) activities. R&D expenses amounted to € 64.7 million compared to € 55.7 million in the preceding year. The increase in 2006 was mainly due to increased drug development activities, including costs related to the on-going satraplatin SPARC Phase 3 registration trial and other recently initiated clinical trials with satraplatin in Phase 1 and Phase 2. R&D activities continue to be essential for increasing the long-term value of GPC Biotech and will therefore continue to account for a significant proportion of overall costs.

General and administrative (G&A) expenses rose from € 20.6 million in 2005 to € 23.8 million in 2006. The increase in G&A expenses was mainly due to the Company's efforts in accelerating and expanding the building of a commercial infrastructure in the U.S. and also includes a non-cash charge related to a contractual loss on a sublease of office and laboratory facilities.

The Largest Expense Items of GPC Biotech Were the Following

in million €	
Salaries and benefits	24.3 €
Clinical development	17.1 €
Non-cash stock based compensation	7.1 €
External research	5.3 €

Other operating income (expense), net, amounting to € (2.3) million in 2006 (2005: € 2.9 million) resulted mainly from realized and unrealized gains and losses due to foreign exchange rate differences.

The loss before interest and tax in 2006 increased to € 68.1 million from € 65.1 million in the preceding year.

The net loss amounted to € (64.0) million (2005: € (62.2) million).

The Management Board proposes that a dividend not be paid for fiscal year 2006 and the Company does not expect to pay dividends in the foreseeable future.

In 2006, GPC Biotech invested € 1.9 million in property and equipment, mainly in technical and laboratory equipment and new laboratory space (2005: € 4.5 million).

Net cash used in operating activities was € 36.6 million for 2006, primarily reflecting the net loss for this period of € 64.0 million, adjusted for non-cash depreciation and amortization, non-cash compensation expense for stock options and convertible bonds, a non-cash sublease loss accrual and changes in accounts receivable, accounts payable, deferred revenue, other current and non-current assets and other liabilities and accrued expenses. The net cash burn was € 38.5 million for 2006 (2005: € 47.3 million). Net cash burn is derived by adding net cash used in operating activities (€ 36.6 million) and purchases of property, equipment and licenses (€ 1.9 million). The cash burn continues to be one of the most important tools to manage the Company's financial performance.

The net cash flow provided by investing activities amounted to € 3.7 million for 2006 including purchases of property, equipment and licenses and purchases and sales of marketable securities and short-term investments compared to a net cash flow used in investing activities of € 33,000 in 2005. Net cash provided by financing activities was € 41.6 million for 2006 compared with € 11.5 million

for 2005. As of December 31, 2006, total assets were € 107.5 million (2005: € 139.3 million). Cash, cash equivalents, restricted cash, marketable securities and short-term investments accounted for € 97.1 million of total assets (2005: € 95.2 million). These funds are held in prime-rated interest-bearing investments and time deposits.

During fiscal year 2006, GPC Biotech funded its operations and investments in research and development activities with its cash reserves. As of December 31, 2006, GPC Biotech held cash, cash equivalents, restricted cash and available-for-sale securities amounting to € 97.1 million. In January 2007, the Company raised an additional € 33.6 million in a private placement.

Long-term liabilities were € 15.6 million (2005: € 17.5 million). Deferred revenues accounted for 58% of long-term liabilities and represent payments that GPC Biotech has received from collaborative and co-development partners and that will be recognized as revenues over the next several years.

Shareholders' equity was € 67.2 million at December 31, 2006 (2005: € 83.5 million), representing an equity ratio of 62%, compared to 60% in 2005. When adjusted to include deferred upfront payments as equity, the equity ratio was 78% in 2006, compared to 87% in 2005.

Overall, the financial position of GPC Biotech continues to support the growth opportunities.

R&D Report

GPC Biotech's research and development efforts are focused on the discovery and development of new anticancer treatments. The Company currently has two drug candidates in human clinical development – satraplatin, a platinum-based drug candidate that can be taken orally, and 1D09C3, a monoclonal antibody against lymphoid tumors.

Satraplatin, an investigational drug, is a member of the platinum family of compounds. Over the past two decades, platinum-based drugs have become a critical part of modern chemotherapy treatments and are used to treat a wide variety of cancers. Unlike the platinum drugs currently on the market, all of which require intravenous administration, satraplatin is orally bioavailable and is given as capsules that patients can take at home. An oral platinum drug could offer key advantages, including ease of administration and patient convenience, in a variety of applications. Satraplatin has demonstrated efficacy in two randomized trials in advanced prostate cancer.

The monoclonal antibody 1D09C3 is believed to have a mechanism-of-action that is different than those of Rituxan and other monoclonal antibodies currently approved for the treatment of non-Hodgkin's lymphoma, the most common form of lymphoma. Unlike these other antibodies, preclinical data suggests that 1D09C3 does not require a functioning immune system for its cell-killing effect. With these differentiating characteristics, 1D09C3 may hold the potential to become an important new therapy for lymphoid tumors and is being evaluated in a Phase 1 clinical program for patients with relapsed or refractory B-cell lymphomas, such as non-Hodgkin's lymphoma.

In addition to its two programs in clinical development, GPC Biotech has programs in pre-clinical development and discovery that leverage the Company's expertise in kinase inhibitors, as well as its proprietary technologies. The kinases represent a large family of proteins that play an important role in signaling between and within cells.

At December 31, 2006, GPC Biotech's worldwide research and development headcount totaled 178, representing 73% of total number of employees.

Intellectual Property

GPC Biotech actively seeks, when appropriate, intellectual property protection for the Company's products, product candidates, technologies and proprietary information that is important to the commercial development of its business. This is done through filing for, prosecuting, maintaining or licensing relevant United States, European and/or other foreign patents and/or trademarks. In addition, GPC Biotech also uses trade secrets and contractual arrangements to protect proprietary information that may be important to the development of its business.

Since the Company only files for, prosecutes, maintains or licenses those patents, patent applications and trademarks that it believes are relevant to its strategic business needs, the exact number and scope of issued patents, pending patent applications and/or trademarks to which the Company has rights at any given time may increase, decrease or otherwise change in the future.

The Company's lead product candidate satraplatin is protected by U.S., European and other foreign patents. These patents are owned by Johnson Matthey, and GPC Biotech holds an exclusive sublicense, with the right to further sublicense, under these patents through a co-development and license agreement with Spectrum Pharmaceuticals, Inc. in the field of treating cancer in humans. These patents cover the composition of matter and anticancer uses of various platinum-based compounds, including satraplatin.

Procurement

Continued effort has been put into the streamlining of the Company's core material and equipment supply sources. Large-scale purchases of equipment for the three facilities are managed out of Martinsried, Germany. The general criteria for the selection of suppliers are high product quality combined with service that meets the Company's needs. The majority of GPC Biotech's purchases are services.

GPC Biotech has established a pharmaceutical development group that is responsible for all of the materials that are used in clinical trials and ultimately for the market, including bulk drug, capsules, vials and packaging. The internal team consists of highly experienced pharmaceutical development scientists who are responsible for closely supervising the manufacture, production and testing of materials which is outsourced to preferred vendors. Assurance of product quality is a primary concern for GPC Biotech. The Company's internal quality team audits vendors on a regular basis and has a formal quality agreement with each supplier to which GPC Biotech has been developing close working relationships.

Employees
GPC Biotech's worldwide headcount was 245 as of December 31, 2006, compared to 222 on December 31, 2005. At the end of 2006, 73% of the Company's employees worked in research and development.

GPC Biotech offers permanent employees the opportunity to become shareholders through its incentive stock option and convertible bonds programs. These plans are important for attracting and retaining highly qualified employees, especially in the international labor market in which the Company competes.

At December 31, 2006, there were 3,847,345 options outstanding, of which 1,026,606 had not yet vested. During 2006, a total of 937,187 options and convertible bonds were exercised. The Management Board is entitled and obligated to issue the corresponding number of shares upon proper exercise of the relevant options.

Supervisory Board Compensation
The Members of the Supervisory Board of GPC Biotech AG in accordance with the relevant provisions of its articles of association receive an annual fixed and variable compensation in the form of stock appreciation rights, which are described further in the Notes.

Management Board Compensation
GPC Biotech entered into service agreements with all members of its Management Board. These agreements provide for a base salary and an annual bonus. In addition to these fixed and variable remuneration components, members of the Management Board have received certain long-term compensation such as stock options and convertible bonds. A summary of the Management Board's compensation as of December 31, 2006 is set forth in the table below:

Year ended December 31, 2006	Annual Compensation		Long-Term Compensation	
	Salary (€)	Cash Bonus (€)	Convertible Bonds (€)	All Other Compensation(1)
Bernd R. Seizinger, M.D., Ph.D. (Chairman)	483,127	489,492	260,000	30,862
Elmar Maier, Ph.D.	281,522	171,353	130,000	–
Sebastian Meier-Ewert, Ph.D.	308,198	187,584	130,000	–
Mirko Scherer, Ph.D.	301,635	183,591	130,000	–

(1) This amount represents a double household allowance.

Furthermore, Dr. Seizinger, the Chairman of GPC Biotech's Management Board, is entitled to severance benefits in the amount of 200% of the sum of his last annual salary and the average of his last two annual bonuses in the event that the Company's Supervisory Board determines to terminate his appointment as Chairman of the Management Board and not to extend his service agreement beyond June 2008. The other members of the Management Board are entitled to severance benefits in the amount of 100% of their respective last annual salaries in the event that the Supervisory Board determines not to renew their respective service agreements beyond their current term.

GPC Biotech believes that the service agreements between GPC Biotech and the members of the Management Board provide for payments and benefits (including upon termination of employment) that are in line with customary market practices.

Nomination and Discharge of Management Board Members; Authorizations

The Members of the Management Board are appointed by the Supervisory Board for a maximum of five years. A renewal of the appointment, in each case for another five years, is permissible but requires a new resolution of the Supervisory Board, which can be passed at the earliest one year prior to the end of the current term. The Supervisory Board can withdraw the appointment to the Management Board and the nomination as the chairman of the Management Board upon due course, as defined in Section 84 para. 3 of the Stock Corporation Act (AktG).

As of December 31, 2006 the Company was not authorized to purchase treasury shares. Such an authorization would require a shareholder resolution.

In addition to already existing conditional and authorized capitals, in the year 2006, the Management Board was authorized to execute further details regarding the implementation of capital increases out of conditional capital in the amount of € 900,000 and € 415,000 as well as capital increases out of authorized capital in the amount of € 4,300,000 (Authorized Capital I/2006) and € 3,300,000 (Authorized Capital II/2006). For further details regarding these capitals we refer you to the Company's articles of association.

Arrangements upon a Change in Control

Pursuant to the terms of their service agreements, in the event of a change in control and termination of employment within a specified period thereof, each member of the Management Board is entitled to severance benefits in the amount of 175% (250% in the case of the Chairman of the Management Board) of the sum of their respective highest annual salary on or after the date of the change in control and the average of their respective last two annual bonuses received prior to the change in control. In addition, in the event of a change in control, the stock options and convertible bonds do not expire for a period of five years thereafter. A change in control will generally have occurred if, as a result of any takeover, exchange or other transfer, a single shareholder or a group of shareholders acting in concert acquires more than 50% of the outstanding voting rights in GPC Biotech or, if as a result of a merger or reverse merger the shareholders of GPC Biotech prior to the effective date of such transaction cease to own more than 50% of the outstanding voting shares in the merged entity.

GPC Biotech has also made similar arrangements with a limited number of key executives pursuant to which, upon a change in control, they will receive a one-time payment equivalent to the sum of the executive's highest annual salary on or after the date of the change in control and the average of his or her last two annual bonuses previous to the date of the change in control.

Amendments to the Articles of Association

Each amendment to the Company's articles of association requires a shareholder resolution. The shareholder resolution requires an affirmative vote of at least three quarters of the Company's share capital present at the general shareholder meeting.

Risk Management

Structure of GPC Biotech AG's Risk Management System

GPC Biotech is an internationally operating biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. The Company is preparing for the potential U.S. launch of its first drug candidate, satraplatin. The Company's activities, especially in the area of development and commercialization, expose it to many risks that are inherent to the industry and stage of the Company's products and operations. These risks may materially adversely affect the Company's business, operations and financial results.

It is the responsibility of the Management Board and of all employees to identify risks at an early stage, to address them proactively and to manage them responsibly. In accordance with the "Corporate Sector Supervisory and Transparency Act (Gesetz zur Kontrolle und Transparenz im Unternehmensbereich - KonTraG)" GPC Biotech has a risk management system in place that is an integral component of the management tools used to identify risk areas that could potentially harm the continuity and growth of its business.

Significant characteristics of this risk management system include:

- The designation of a member of the Management Board and an additional employee, the Risk Manager, who are responsible for risk management.
- The implementation of a risk recognition system. The Company is divided into different risk areas with assigned risk owners. These risk owners monitor risks in their areas and report any identified critical risks directly to the designated member of the Management Board or the Risk Manager.
- An annual risk inventory highlighting fundamental and systemic risks that could materially impact GPC Biotech's business activities.
- The assessment and evaluation of risks in an annual aggregated risk report, which includes the probabilities of the occurrence of, the extent of potential damage from and proposals on how to manage highlighted risks.
- A reporting structure to facilitate the reporting of risks as quickly as possible, as well as an employee hotline for reporting possible violations of law or company policy.
- The implementation of organizational functions and controls, including, but not limited to quality assurance, safety reporting and financial controlling.

Risks Related to Drug Discovery and Drug Development

At each stage of discovery and development, programs may be delayed or fail. The rate of failure is highest the earlier the stage of a program. However, the cost of failure tends to be higher, the later the stage of development, and pre-clinical studies and early clinical results may not accurately predict the results obtained in later stage clinical testing.

Late-stage clinical trials are the most expensive stage of drug development. Clinical programs may be delayed or terminated for a variety of reasons: patients may not be accrued to a trial in a timely manner; the Company or one of its vendors may not comply with regulatory guidelines; unexpected side effects may occur; or a trial could fail to show efficacy.

Research and development activities, manufacturing and marketing of biopharmaceutical products are subject to extensive regulation by the U.S. FDA, the European EMEA and comparable authorities elsewhere. The approval of the relevant regulatory authorities is required before a product can be sold in a given market. The regulatory approval process is intensive, time-consuming and the timing of receipt of regulatory approval is difficult to predict.

Even though GPC Biotech's first product candidate, satraplatin, has shown statistically highly significant results in progression-free survival in second-line hormone refractory prostate cancer and the Company applied for accelerated approval in the U.S. with the FDA in February 2007, it has not yet been approved by the FDA, the EMEA or any other regulatory agency. Accordingly, GPC Biotech cannot give any assurances that satraplatin will be approved in a timely manner, or at all. A delay or denial of the approval could delay the Company's ability to generate future product revenues and could have a material adverse impact on its profitability and business. In addition, satraplatin is currently being tested in a number of other clinical studies in combination with other chemotherapy agents and in various cancer types. The outcome of these and future trials will affect how satraplatin may be used: If a trial were to fail to demonstrate efficacy or were to show unexpected or unacceptable toxicities in a given cancer type or combination, it is unlikely that doctors would use satraplatin in that particular combination or setting. This would limit the potential use of satraplatin and therefore its revenue potential.

GPC Biotech relies significantly on third-party service providers, including to conduct clinical trials and to produce the study drugs. The Company's drug development programs could be seriously affected if any of its vendors were unable to deliver the services or products under contract when needed or did not comply with regulatory requirements. GPC Biotech carefully monitors and audits its vendors on a regular basis and develops alternative strategies for procuring services and materials as possible.

Commercialization Related Risks

GPC Biotech is currently preparing for the potential launch of satraplatin, which – provided it can gain marketing approval – could happen as early as the fourth quarter of 2007. These U.S. launch preparations include building a marketing and sales infrastructure and organizing via third party vendors the logistical aspects of selling a drug, such as supply and distribution channels. These activities are expensive. If U.S. regulatory approval is significantly delayed or not received at all, the Company will be materially impacted.

Even if satraplatin is approved for marketing, the compound may not be commercially successful due to insufficient marketing and sales efforts, competitive products that are more effective or safer than satraplatin, or the inability to obtain sufficient reimbursement for the drug, among other reasons.

In addition, GPC Biotech has licensed satraplatin to Pharmion GmbH for Europe, Australia, New Zealand and the Middle East and may license rights to other territories to additional third parties. Accordingly, the Company is reliant on Pharmion (and in the future may be reliant on others) regarding regulatory filings and commercialization of satraplatin in these areas. Should Pharmion fail to gain regulatory approval in a timely manner or at all or fail to successfully commercialize satraplatin, especially in Europe, this would have a significant impact on the revenues and financial results of the Company.

Dependence on Governmental Healthcare Spending and Controls

The ability of GPC Biotech and its partners to successfully commercialize satraplatin and future products will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels relating to satraplatin or future products. In Europe, pricing of drugs is subject to government control and governments may deny reimbursement or set a reimbursement level too low for the Company to realize an appropriate return on investment. In the U.S., third-party payors are increasingly challenging the prices charged for medical products and services and cost containment measures continue to be implemented. These measures and future healthcare reforms could adversely affect the Company's product revenues.

Intellectual Property Risks

The economic success of GPC Biotech depends, among other things, on the Company's ability to secure patent protection for its products and key technologies and the successful defense of these patent rights against any potential third-party claims.

GPC Biotech seeks appropriate patent protection for its programs and works with highly experienced biotechnology patent attorneys in preparing its patent applications. However, as the patenting of biotechnological inventions is a rapidly evolving area, GPC Biotech cannot exclude the general risk that appropriate patent protection may not be available for one or more of its key programs. Furthermore, GPC Biotech may need to license certain intellectual property rights owned by third parties in order to fully commercialize one or more of its key programs. The Company's primary patents covering satraplatin expire in 2008 and 2010 in the U.S. and in 2009 in most other countries. The Company believes that satraplatin will meet the

criteria for patent extension under the U.S. Hatch-Waxman Act and comparable laws elsewhere. If the Company is unable to so extend the patents, satraplatin could much earlier be subject to competition from third parties with products with active pharmaceutical ingredients comparable to those of satraplatin.

The Company also depends on intellectual property licensed from third parties, including on licenses from Spectrum Pharmaceuticals, Inc. and Johnson Matthey Plc. for satraplatin. The termination of any of these licenses could result in the loss of significant rights, which could harm GPC Biotech's business. These third party licensors generally retain most or all obligations to maintain, as well as the rights to assert, the intellectual property. GPC Biotech generally has no right to require these licensors to apply for new patents, except to the extent the Company participates in the creation or development of patentable intellectual property.

Litigation Risk

The execution of clinical trials exposes the Company to product liability risks. The risks will increase if satraplatin is launched onto the market. GPC Biotech has purchased appropriate product liability insurance for its clinical programs to mitigate this risk. However, it is possible that the Company may not be able to maintain sufficient insurance to cover claims, should any ever be made against the Company.

In both Europe and the United States the corporate governance and reporting requirements for publicly traded companies have increased significantly in recent years. In addition, the number of shareholder lawsuits in the United States against biotech companies with drug candidates in late-stage clinical development is significant. Since the shares of GPC Biotech are listed on both the Frankfurt Stock Exchange and the U.S. NASDAQ National Market, the Company is exposed to these risks in both geographical regions. While the Company invests significant time and resources into its corporate governance and compliance activities, it is possible that legal claims could arise in the future, particularly in the United States which could place significant demands on the Company's management and resources. Although the Company has purchased insurance to cover such potential liabilities, claims could exceed the amount of the insurance and changes in the market for insurance could limit the Company's ability to purchase adequate insurance in the future.

Since December 2006, the Company has been involved in an arbitration proceeding with its licensor, Spectrum Pharmaceuticals, Inc. over a dispute under the co-development and license agreement for satraplatin. Spectrum made several claims, including demanding payment from GPC Biotech of approximately € 9.0 million and alleging that GPC Biotech had not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan. Spectrum is also seeking a declaration that GPC Biotech's alleged breach provides a basis for termination. Although the Company firmly believes that Spectrum's claims are baseless and without merit and it is defending itself vigorously in the arbitration with the help of experienced outside counsel, it is possible that the arbitration decision could be made in favor of Spectrum. Such an outcome could result in material financial consequences for GPC Biotech.

Additional Funding Requirements

Despite activities and systems to carefully monitor spending, it is still common for biotechnology companies to need to raise additional funds to accelerate existing or initiate additional drug discovery and development programs or for commercialization efforts. GPC Biotech had cash, cash equivalents, restricted cash and available for sale securities amounting to € 97.1 million at the end of fiscal year 2006. Since then, the Company raised an additional € 33.6 million in gross proceeds in a private placement in January 2007. Despite these financing activities, the Company still may need to raise additional funds in the future, depending, for example, on the rate of development progress of the Company's programs and on the commercial success of satraplatin. GPC Biotech plans to continue to invest heavily in research and development activities for the foreseeable future and can give no assurance that the necessary funds will be available under reasonable terms or at all.

Dependence on Key Personnel

The Company operates in a highly competitive hiring environment. The success of GPC Biotech depends on the efforts and abilities of its key employees. The loss of one or more of these key personnel may delay the Company's research, development and/or commercialization efforts. However, there has been almost no turnover in the senior management team for several years. The implementation of the Company's business strategy and future success will also depend on the continued ability to attract and retain other highly qualified personnel. GPC Biotech offers its employees a variety of incentives, including a remuneration system rewarding outstanding performance and long-term stock option plans as well as convertible bonds programs for senior management. Additionally, GPC Biotech invests in the further education and professional development of its employees.

General Corporate Risks

GPC Biotech is a rapidly growing biopharmaceutical company that is preparing for the commercialization of its first product. The Company's rapid growth, especially the building of its commercialization group, must be carefully planned and managed if the Company is to be successful for the long term.

To identify, report, monitor and proactively manage budget deviations at an early stage, the Company has in place the Enterprise Resource Planning System which has been operating successfully at all three sites for several years. The Enterprise Resource Planning System is the Company's integrated accounting, controlling, reporting and monitoring system. The system is the basis for an external and internal reporting system that also includes project controlling for all major research and development programs.

Overall Risk Exposure

In conclusion, GPC Biotech's overall risk exposure is typical for an international, publicly traded company engaged in drug discovery, development and commercialization. It should be noted, however, that the Company's success is currently highly dependent on the ultimate success of one program – satraplatin. The Company's risk management system is designed to identify, monitor and actively manage risks. The Company plans to continue to further develop and improve this system during 2007.

Environmental Protection and Occupational Safety

GPC Biotech is a research and development firm and does not have its own manufacturing operations. The Company continually strives to provide a safe working environment for its employees and to minimize the impact of its operations on the environment. The Company's policy is to comply strictly with the requirements of federal, state and local occupational health and safety, environmental and waste management regulations. The Company's three sites are subject to government inspections to monitor and confirm compliance with these regulations. GPC Biotech maintains all permits and licenses necessary for its operations.

Major Events after the Close of Fiscal Year 2006

On January 24, 2007, the Company issued 1,564,587 new ordinary shares at € 21.50 per share for a total gross amount of € 33.6 million through a private placement.

On February 16, 2007, GPC Biotech announced the completion of the NDA filing with the FDA for satraplatin.

On February 23, 2007, data from the satraplatin Phase 3 trial in second-line chemotherapy for hormone-refractory prostate cancer were presented at the ASCO Prostate Cancer Symposium.

Outlook

This section contains forward-looking statements which express the current beliefs and expectations of the management of GPC Biotech. Such statements are subject to risks and uncertainties, such as those described in the risk factors section of this Management Report. Actual results could differ materially depending on a number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company's relative success developing and gaining market acceptance for any new products, the effectiveness of patent protection and the outcome of the ongoing arbitration with Spectrum Pharmaceuticals.

Economy and Biotechnology Industry

The world economy is expected to slow down in 2007 with an estimated global growth of 3.2%. According to the United Nations Department of Economic and Social Affairs, the continued weakening in the housing market in the U.S. is anticipated to be a major factor in this slowdown. The cooling of the housing boom is expected to depress consumer demand and slow the growth of the U.S. economy to a rate of 2.2% in 2007. The economic recoveries in Japan and Europe are not expected to be strong enough to compensate for the U.S. slowdown to drive the world economy.

According to the European Commission, the economic activity in the European Union should ease somewhat in 2007 and 2008, reflecting the global outlook, especially the slowdown in the United States. Despite this expected slowing, GDP growth is still projected to remain solid over the next two years, with an anticipated growth rate of 2.4% in both 2007 and 2008. The EU as a whole is expected to create 7 million new jobs between 2006 and 2008. Inflation is also forecast to gradually decline to below the European Central Bank's 2% inflation threshold in the Euro area in 2008.

Since the economic turning point in late 2004 the German economy has experienced an economic upswing, which intensified at the beginning of 2006.

In 2007, the biotech industry is expected to have another good year. After the second best fundraising year ever in 2006, confidence has returned. Thus, it is possible that money that had been invested in other sectors will return to biotech. According to BioCentury, 19 biotech drugs are projected to show sales in excess of $500 million each for 2006, including some showing high double-digit growth such as Avastin® (bevacizumab), Erbitux® (cetumixab) and Herceptin® (trastuzumab).

One of the key healthcare priorities will be the reauthorization of the Prescription Drug User Fees Act (PDUFA), which provides the FDA with about half of its income. PDUFA has allowed the FDA to collect user fees from the pharmaceutical industry in order to hire additional drug reviewers. In return, the FDA commits to meeting certain timelines for new drug applications.

The political environment in the U.S., with Democrats taking over the House and Senate, has added some uncertainty. However, despite the negative rhetoric about drug companies, many institutional investors do not seem to think that much will change from a legislative perspective.

Employees

During 2006, GPC Biotech further strengthened and expanded its drug development and commercialization groups. In 2007, the Company plans to significantly increase its headcount in the commercialization group, including building a sales force in anticipation of launching satraplatin later in the year, should the drug be granted marketing approval by the FDA. The Company currently does not expect to undertake significant hiring in most other areas, although this may change and will depend on Company activities.

Financial Goals

Revenues: Overall, the Company expects revenues to remain stable in 2007 compared to 2006. In addition to committed funding from

the co-development and licensing agreement with Pharmion for the development of Satraplatin, GPC Biotech is entitled to receive approximately € 6 million from Pharmion upon the acceptance of the Marketing Authorization Application ("MAA") for filing in Europe. This event is anticipated during 2007. GPC Biotech also may book its first sales of satraplatin in late 2007, should the drug be approved for marketing in the U.S.

Additional commercialization and co-development agreements for satraplatin for territories not licensed to Pharmion, such as Japan and other parts of Asia, are possible and could generate additional revenues. However, the timing and likelihood of such agreements is highly unpredictable.

Expenses: For 2007 the Company expects R&D expenses to be slightly higher than 2006. The Company plans to continue to open more Phase 1 and 2 clinical trials with satraplatin in combination with other drugs and in other cancer types. It is likely that the Company will also initiate a second Phase 3 trial later in 2007 or in 2008. Also, ongoing clinical trials will continue to recruit patients. Pharmion is providing funding for approximately 35% of satraplatin development-related expenses.

GPC Biotech is obligated to pay to Spectrum Pharmaceuticals milestone payments totaling up to $18 million, the first of which is anticipated to be the acceptance for filing of the satraplatin NDA by the U.S. FDA. This event is expected to occur in the first half of 2007. In addition, GPC Biotech is obligated to pay Spectrum a certain percentage of milestone payments GPC Biotech receives under any sublicense agreements, such as the agreement with Pharmion.

S,G&A expenses are expected to increase very significantly during 2007 and 2008 as the Company builds a sales force, prepares for the launch of and launches satraplatin. It is possible that satraplatin could be approved and on the market as early as the fourth quarter of 2007.

Net income will be impacted by the issues described above.

Cash Burn: For 2007, cash burn is expected to be higher than in 2006 mainly driven by significant outlays for the building of a commercial infrastructure and the ordering of commercial supplies of satraplatin.

Corporate Goals: During 2007, GPC Biotech will be very focused on gaining marketing approval of satraplatin in the U.S., building a commercialization infrastructure and, should satraplatin be approved by the FDA, launching the drug. The Company will continue to explore a variety of additional potential indications for satraplatin and expects to initiate in late 2007 or in 2008 a second registrational Phase 3 trial with satraplatin. Data from some of the ongoing trials are expected to be presented at medical conferences during 2007 and 2008. The Company also expects to move forward other research and development programs. In particular, should the data from the ongoing Phase 1 program with 1D09C3 anticancer monoclonal antibody continue to be promising, the antibody could be moved into Phase 2 testing in late 2007 or 2008.

GPC Biotech's management believes it is currently well positioned to pursue its strategy and corporate goals in the years ahead.

Consolidated Balance Sheet (U.S. GAAP)

Assets		
in thousand €, except share and per share data	Dec. 31, 2006	Dec. 31, 2005
Current assets		
Cash and cash equivalents	38,336	30,559
Marketable securities and short-term investments	57,186	63,061
Accounts receivable	11	31,326
Accounts receivable, related party	395	1,436
Prepaid expenses	1,299	1,333
Other current assets	2,970	3,920
Total current assets	**100,197**	**131,635**
Property and equipment, net	4,259	4,103
Intangible assets, net	405	1,072
Other assets, non-current	1,127	838
Restricted cash	1,531	1,615
Total assets	**107,519**	**139,263**

Liabilities and shareholders' equity		
in thousands €, except share and per share data	Dec. 31, 2006	Dec. 31, 2005
Current liabilities		
Accounts payable	2,262	2,141
Accrued expenses and other current liabilities	14,346	11,274
Current portion of deferred revenue, related party	896	5,228
Current portion of deferred revenue	7,240	19,548
Total current liabilities	**24,744**	**38,191**
Deferred revenues, related party, net of current portion	–	975
Deferred revenue, net of current portion	9,103	12,053
Convertible bonds	3,108	2,334
Other liabilities, non-current	3,389	2,177
Shareholders' equity		
Ordinary shares, € 1 non-par, notional		
Shares authorized: 62,695,630 at December 31, 2006 and 53,780,630 at December 31, 2005		
Shares issued and outstanding: 33,895,444 at December 31, 2006 and 30,151,757 at December 31, 2005	33,895	30,152
Additional paid-in capital	328,171	284,931
Subscribed shares	334	–
Accumulated other comprehensive loss	(1,755)	(2,093)
Accumulated deficit	(293,470)	(229,457)
Total shareholders' equity	**67,175**	**83,533**
Total liabilities and shareholders' equity	**107,519**	**139,263**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations (U.S. GAAP)

Year ended December 31		
in thousand €, except share and per share data	2006	2005
Revenues		
Collaborative revenues (a)	22,252	9,341
Grant revenues	422	–
Total revenues	**22,674**	**9,341**
Research and development expenses	64,707	55,684
General and administrative expenses	23,834	20,590
In-process research and development	–	683
Amortization of intangible assets	325	417
Total operating expenses	**88,866**	**77,374**
Operating loss	**(66,192)**	**(68,033)**
Other (expenses) income , net	(2,316)	2,938
Interest income	4,152	2,963
Interest expenses	(90)	(75)
	1,746	5,826
Net loss before cumulative effect of change in accounting principle	**(64,446)**	**(62,207)**
Cumulative effect of change in accounting principle	433	–
Net loss	**(64,013)**	**(62,207)**
Basic and diluted loss per share, in €	(1.95)	(2.08)
hares used in computing basic and diluted loss per share	32,840,480	29,877,348
(a) Revenues from related party		
Collaborative revenues	7,054	9,095

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows (U.S. GAAP)

Year ended December 31		
in thousand €	2006	2005
Cash flows from operating activities		
Net loss	(64,013)	(62,207)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,532	3,478
Amortization	325	417
Compensation cost for share based compensation	6,938	6,665
Loss accrual on sublease contract	2,161	2,988
Acquired in-process research and development	–	683
Cumulative effect of change in accounting principle	(433)	–
Change in accrued interest income on marketable securities and short-term investments	293	478
Bond premium amortization	562	629
Other-than-temporary impairment on marketable securities	390	–
Gain on disposal of property and equipment	(24)	(83)
Changes in operating assets and liabilities:		
Accounts receivable, related party	1,041	(430)
Accounts receivable	31,313	(31,325)
Other assets, current and non-current	548	1,550
Accounts payable	271	1,552
Deferred revenue, related party	(5,307)	(1,671)
Deferred revenue	(15,259)	31,602
Other liabilities and accrued expenses	3,040	2,887
Net cash used in operating activities	**(36,622)**	**(42,787)**
Cash flows from investing activities		
Purchases of property, equipment and licenses	(1,878)	(4,549)
Proceeds from the sale of property and equipment	45	187
Proceeds from the sale or maturity of marketable securities and short-term investments	25,445	35,803
Purchases of marketable securities and short-term investments	(19,906)	(31,408)
Net cash provided by investing activities	**3,706**	**33**
Cash flows from financing activities		
Proceeds from issuance of shares, net of payments for costs of transaction	36,080	–
Proceeds from issuance of shares in asset acquisition, net of payments for costs of transaction	–	10,412
Proceeds from issuance of convertible bonds	970	580
Payments for cancellation of convertible bonds	–	(8)
Proceeds from exercise of stock options and convertible bonds	4,209	517
Cash received for subscribed shares	334	–
Net cash provided by financing activities	**41,593**	**11,501**
Effect of exchange rate changes on cash	(835)	1,393
Changes in restricted cash	(65)	998
Net increase/(decrease) in cash and cash equivalents	**7,777**	**(28,862)**
Cash and cash equivalents at the beginning of the period	**30,559**	**59,421**
Cash and cash equivalents at the end of the period	**38,336**	**30,559**
Supplemental Information:		
Cash paid for interest	94	107
Non-cash investing and financing activities:		
Net assets acquired in exchange for shares in connection with asset acquisition	–	2,667

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity (U.S. GAAP)

in thousand €, except share data

	Ordinary shares		Additional Paid-in Capital	Subscribed Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount					
Balance at January 1, 2005	**28,741,194**	**28,741**	**266,074**	**–**	**(2,732)**	**(167,250)**	**124,833**
Components of comprehensive loss:							
Net loss						(62,207)	(62,207)
Change in unrealized gain on available-for-sale securities					(684)		(684)
Accumulated translation adjustments					1,323		1,323
Total comprehensive loss							(61,568)
Issuance of shares in asset acquisition	1,311,098	1,311	11,768				13,079
Exercise of stock options and convertible bonds	99,465	100	424				524
Compensation costs for stock options and convertible bonds			6,665				6,665
Balance at December 31, 2005	**30,151,757**	**30,152**	**284,931**	**–**	**(2,093)**	**(229,457)**	**83,533**
Components of comprehensive loss:							
Net loss						(64,013)	(64,013)
Change in unrealized gain on available-for-sale securities					615		615
Accumulated translation adjustments					(277)		(277)
Total comprehensive loss							(63,675)
Cumulative effect of change in accounting principle			(433)				(433)
Issuance of shares	2,860,000	2,860	33,220				36,080
Exercise of stock options and convertible bonds	883,687	883	3,515	334			4,732
Compensation costs for stock options and convertible bonds			6,938				6,938
Balance at December 31, 2006	**33,895,444**	**33,895**	**328,171**	**334**	**(1,755)**	**(293,470)**	**67,175**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Business and Organization

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. GPC Biotech AG (hereafter referred to as "GPC Biotech" or the "Company") is incorporated in the Federal Republic of Germany and has its registered offices and corporate headquarters in Martinsried/Munich (Germany). Its wholly owned U.S. subsidiary has sites in Waltham, Massachusetts and Princeton, New Jersey. GPC Biotech's lead product candidate – satraplatin – is an oral platinum-based anti-cancer agent that has shown highly statistically significant results for progression-free survival in a Phase 3 registration trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer. The U.S. Food and Drug Administration ("FDA") has granted fast track designation to satraplatin for this indication, and in February 2007 the Company completed the rolling New Drug Application ("NDA") submission process. In addition, the Company initiated several new clinical trials with satraplatin. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. in September 2002. In December 2005, the Company signed a co-development and licensing agreement for satraplatin with Pharmion GmbH, a wholly owned subsidiary of Pharmion Corporation, for Europe and certain other territories. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles in the United States ("U.S. GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, GPC Biotech Inc. All significant intercompany investments, accounts and transactions have been eliminated.

Cash and Cash Equivalents

In accordance with Statement of Financial Accounting Standards No. 95, *Statement of Cash Flows*, ("SFAS 95"), short-term highly liquid instruments with a maturity of three months or less that are readily convertible to cash are considered cash and cash equivalents. Cash and cash equivalents are carried at fair value.

Marketable Securities and Short-Term Investments

The Company classifies and accounts for its marketable securities and short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, ("SFAS 115"). Available-for-sale securities are measured at fair value in the consolidated balance sheets, with unrealized gains and losses included in accumulated other comprehensive income. Fair value is determined using quoted market prices in active markets, when available. Premiums and discounts are amortized or accreted into earnings over the life of the related available-for-sale security. Interest income is recognized when earned.

Other-Than-Temporary Impairment

GPC Biotech evaluates its investments for other-than-temporary impairment at least quarterly in accordance with SFAS 115 and other related guidance, including FASB Staff Position (FSP), SFAS 115-1/124-1 *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*

GPC Biotech considers its investment in debt securities to be other-than-temporarily impaired if its estimated fair value is less than its amortized cost and the Company has determined that it is probable that it will be unable to collect all of the contractual principal and interest payments or it will not hold such securities until recovery of their carrying values. For equity investments that do not have contractual payments, GPC Biotech primarily considers whether their fair value has declined below their cost basis. For all other-than-temporary impairment assessments, the Company considers many factors, including the severity and duration of the impairment, recent events specific to the issuer and/or the industry to which the issuer belongs, external credit ratings and recent downgrades, as well as the Company's ability and intent to hold such securities until recovery.

When the Company decides to sell an impaired investment and does not expect the fair value of the security to fully recover prior to the expected time of sale, the Company identifies the security as other-than-temporarily impaired in the period the decision to sell is made.

When the Company determines an investment is other-than-temporarily impaired, GPC Biotech writes down the cost basis of the investment to its fair value and includes the loss in "Other Income/(Expense), net" in the consolidated statements of income. The fair value of the investment then becomes its new cost basis. GPC Biotech does not increase the investment's cost basis for subsequent recoveries in fair value.

As a general policy, the Company does not invest in equity securities for cash management purposes. Any equity securities owned by the Company were acquired as part of licensing agreements.

Restricted Cash

Restricted cash represents amounts held in interest bearing escrow accounts as security deposits related to facility leases.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and marketable securities and short-term investments. The risk is minimized by the Company's investment policies, which limit investments to those that have relatively short maturities and that are placed with highly rated issuers. Marketable securities and short-term investments include bonds from corporate issuers. The maximum loss that could occur if one single bond issuer defaults on its bond obligations would be € 10.0 million as of December 31, 2006.

One collaboration partner, Pharmion, accounted for € 14,948,000 of total revenues in 2006 representing 66% and € 0 (0%) of total revenues in 2005. Another collaboration partner, ALTANA Pharma, accounted for € 7,054,000 of total revenues in 2006 representing 31% and € 9,095,000 of total revenues in 2005 representing 97%. No other partners or customers accounted for more than 10% of total revenues in 2006 and 2005.

Segment Information

Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information*, ("SFAS 131"), establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about the products and services, geographic areas and major customers.

The Company operates in one business segment, which primarily focuses on discovery and development with the aim to obtain regulatory approval for future commercialization of anticancer drugs. The Company's revenue is derived primarily from co-development and research collaborations with life science companies. Additional revenue is derived from governmental grants for specific research and development programs. The results of operations are reported to the Company's chief operating decision-makers on an aggregate basis.

The total book value of long-lived assets located outside of the Company's home location of Germany was € 1,940,000 and € 1,841,000 at December 31, 2006 and 2005, respectively. All of these assets were located in the United States of America.

Revenues from external customers attributed to the Company's home location of Germany were € 22,596,000 and € 9,095,000 in the years ended December 31, 2006 and 2005, respectively. Revenues from external customers attributed to locations outside of Germany were € 78,000 and € 246,000 in the years ended December 31, 2006 and 2005, respectively. Revenues are attributed to countries based on the location of the Company's legal entity that is party to the underlying contract.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment in value. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life	
Computer equipment and related software costs	3 years
Office equipment	5–10 years
Laboratory equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or life of lease
Equipment under capital lease	Lesser of useful life or life of lease

Intangible Assets

Intangible assets primarily include specifically identified intangible assets acquired in a business combination and in an asset acquisition. Amortization of intangible assets is computed using the straight-line method over the expected useful lives of the assets.

The estimated useful life of major intangible assets is as follows:

Estimated Useful Life	
Patents and Licenses	10 years
Other intangible assets	5 years

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, ("SFAS No. 144"), the Company reviews long-lived assets, including definite-lived intangible assets, for impairment when impairment indicators exist and, if necessary, recognizes an impairment expense equal to the difference between the carrying amount of the asset and the fair value as determined by undiscounted cash flows.

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on the short-term maturities of these instruments. Marketable Securities and Short-Term Investments are measured and recorded at fair value and described in Note 6.

Revenue Recognition

The Company's revenues consist of fees earned from co-development and license agreements, research and development collaboration agreements, and grant revenues. Revenues from co-development and license agreements and from research and development collaboration agreements can be derived from licensing fees and/or technology access fees, reimbursement fees, payments from a partner

for shared development costs, fees for research and development support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

The Company recognizes revenue in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104, *Revenue Recognition*, ("SAB 104"), and Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, ("EITF 00-21"). In accordance with SAB 104, the Company recognizes revenue on research and development activities as they are performed as long as there is persuasive evidence that an arrangement exists, the fee is fixed or determinable, and collection of the related receivable is probable. The terms of GPC Biotech's arrangements may contain multiple elements which can include non-refundable upfront payments such as reimbursement fees or license fees, payments based upon certain milestones, payments to co-fund the development of a product and royalties on product sales. The Company evaluates these arrangements to determine if the deliverables are separate units of accounting in accordance with EITF 00-21, allocates total consideration based on the residual method and then applies the appropriate revenue recognition criteria for each unit of accounting.

Applying SAB 104 and EITF 00-21 requires significant management judgment and facts and circumstances can change as the research and development activities proceed. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

The Company can receive a non-refundable fee upfront upon signing of a co-development and license agreement. This fee represents an advance payment for the reimbursement for a portion of the Company's future research and development costs as well as compensation to the Company for historical research and development costs incurred. GPC Biotech can also receive non-refundable licensing and technology access or an initiation fee upfront upon signing of a research and collaboration agreement. In addition, GPC Biotech can receive fixed non-refundable annual licensing fees upfront each year for the duration of the license agreement. In accordance with SAB 104, all fees received or to be received under these arrangements are recognized on a straight-line basis typically over the term of the agreements or over a different term if more appropriate, as this is the period over which the license is granted or the Company is substantially and continually involved.

In some instances, the Company is due to receive non-refundable "milestone" fees from counterparties upon the achievement of predetermined targets, which are defined in the collaboration agreements. These milestones are for future significant clinical, regulatory or sales achievements and as such are considered to be substantive. The Company accounts for milestone payments under the milestone based accounting method which distinguishes between up-front and milestone payments for accounting purposes instead of combining them. The milestone payments are deemed to be related to the portion of the performance period dedicated to achieving that specific milestone and do not depend on further activities after the achievement of the milestone. In substance, each substantive milestone is treated as if it is a separate contact and recognized entirely and immediately when achieved. These milestones are subject to significant contingencies and therefore, the related contingent revenue is not recognized as revenue until the milestone has been reached and customer acceptance has been obtained. Payments received that relate to the achievement of substantive milestones that were contingent at the outset of the arrangement are recorded as revenue when the milestones are achieved. The reaching of a milestone is evidenced by a milestone confirmation letter that is signed and dated by both parties. In the absence of such milestone confirmation, no milestone revenue is recognized, unless there is other persuasive evidence that the milestone event is reached and the milestone fee is earned.

Cash receipts from partners in co-development arrangements are generally based upon a fixed-percentage of agreed upon research and development and commercialization costs incurred by the Company in developing a drug candidate or as a yearly flat fee rate per development employee or per research scientist. Revenue from these co-development arrangements are recognized as collaboration revenues in the consolidated statement of operations as the related costs are incurred and the services by the development employees or research scientists are rendered. If cash is received prior to the activity having been performed, these amounts are deferred and recognized in future periods when the co-development costs are incurred.

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred. Grant agreements include a budget that specifies the amount and nature of expenses allowed during the entire grant term. Expenses incurred under the grants are calculated according to agreed-upon terms on a quarterly basis, filed with the grant partner, and recorded as revenue. The grant partner makes payments to the Company based on these calculations. The calculation of the amount and nature of the expenses incurred under the grants involves management judgment. The Company recognizes grant revenues based on estimated calculations of expenses incurred under the grants. If these estimated calculations change, the Company will then adjust grant revenues in the subsequent period. The Company believes that its calculations are based on the agreed-upon terms as stated in the grant agreements. However, the grant partner has the right to audit the Company's calculations. If the grant partner disagrees with GPC Biotech's calculations, then the amount of grant revenue recognized could change. Historically, the calculations have not been changed as a result of an audit by the grant partner.

Research and Development

The Company enters into research and development agreements with third parties consisting of technology licensing fees and technology access fees, ongoing funding of research and development activities as well as milestone and royalty payments. GPC Biotech also enters into contracts with contract research organizations to conduct clinical trials. Furthermore, the Company licenses rights to develop drug candidates on a preferably exclusive basis which may require the payment of upfront fees, among others.

Therefore GPC Biotech incurs development expenses related to its non-clinical and clinical drug development programs. It also incurs research expenses associated with both partnered and independent research activities, as well as the development and maintenance of its drug discovery technologies.

In accordance with Statement of Financial Accounting Standards No. 2, *Accounting for Research and Development Costs*, ("SFAS No. 2"), the Company expenses technology license fees, technology access fees and fees paid upfront for license drug candidates if they have no future alternative use. The Company treats payments for licenses that have future alternative uses as intangible assets and amortizes these intangible assets to amortization expense over the period of the license.

Milestone payments to other parties are expensed when the liability is incurred, which is when the milestones are deemed probable. Milestone payments are included in research and development expenses.

Fees paid to contract research organizations to conduct clinical trials are expensed as incurred.

Income Tax

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, ("SFAS No. 109"). SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Foreign Currency

The functional currency of GPC Biotech AG is the Euro whereas the functional currency of GPC Biotech Inc. is the U.S. dollar. All balance sheet items of GPC Biotech Inc. have been translated into Euro using the exchange rate at the balance sheet date and all items in the statement of operations have been converted into Euro at an average exchange rate of the year. The effect of the translation is shown as a separate component of shareholders' equity.

Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded at the approximate rate of exchange at the transaction date and revalued at the balance sheet date. For the year ended December 31, 2006, the Company recorded net foreign currency losses of € 2,141,000. For the year ended December 31, 2005, the Company recorded a net foreign currency gain of € 2,416,000, as included in other income (expense), net.

Stock-Based Compensation

The Company accounts for its share based compensation plans in accordance with the provisions of Statement of Financial Accounting Standards Board No. 123(R), *Share-Based Payment*, ("SFAS No. 123 (R)") and considered the Securities and Exchange Commission Staff Accounting Bulletin No. 107, *Share-Based Payment* ("SAB 107").

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), which required GPC Biotech to modify the recognition of expense for stock-based compensation in the statements of operations. GPC Biotech adopted the requirements of SFAS 123(R) effective January 1, 2006 using the modified prospective method. The effect of adoption is recorded as a change in accounting principle in the accompanying consolidated statement of operations for 2006. The adoption of SFAS 123(R) did not result in a significant change in GPC Biotech's compensation expense because the Company previously recognized compensation expense in the statements of operations under SFAS 123. In accordance with SFAS 123(R), GPC Biotech now estimates a forfeiture rate for each of the Company's awards based on the number of instruments expected to vest rather than recording the actual forfeitures as they occur. Compensation cost for awards is included in research and development expenses and general and administrative expenses in the statements of operations.

Furthermore SFAS 123(R) requires that GPC Biotech measures share-based awards classified as liabilities at fair value at each reporting date, whereas SFAS 123 required equity awards classified as liabilities to be measured at intrinsic value. That fair value is re-measured each reporting period and the pro-rata vested portion of the award is recognized as a liability. Accordingly, under the model in SFAS 123(R), the time value of a liability initially will be recognized as compensation cost, but will be reversed over time as the settlement date approaches. The Company's accruals of compensation cost for awards with performance conditions shall be based on the probable outcome of that performance condition and compensation cost shall be accrued only if it is probable that the performance condition will be achieved.

The Company considers SFAS 123(R) to account for compensation cost resulting from the issuance of stock options, convertible bonds and stock appreciation rights.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of financial statements. Actual results could differ from those estimates.

As a result of the adoption of SFAS 123(R) the Company changed its valuation technique for share based compensation. SFAS 123(R) indicates that the change in the valuation technique is a change in estimate under Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections*, ("SFAS 154"). The change was applied prospectively and therefore only included awards granted in 2006. The effect from this change is disclosed in Note 14.

New Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard becomes effective on January 1, 2008. Currently this statement only affects the Company to the extent its financial assets are carried at fair value. It is not expected that SFAS 157 will have a material effect on the Company's financial position or results of operations.

In July 2006, the FASB issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48"), an interpretation of FASB Statement No. 109, which applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions that are considered routines as well as those with a high degree of uncertainty. FIN 48 utilizes a two-step approach for evaluation tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination by the taxing agencies. Measurement (step two) is addressed only if step one has been satisfied. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. More-likely-than-not is when the probability of a favorable outcome is greater than fifty percent. FIN 48 is effective January 1, 2007. The Company does not believe the adoption of FIN 48 will have a material effect on its financial position or results of operations.

On February 15, 2007 the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*, ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings. The fair value option may be applied instrument by instrument with a few exceptions and is irrevocable unless a new election date occurs. The Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted in certain circumstances. Retrospective application to fiscal years preceding the effective date (or early adoption date) is prohibited. The Company is currently evaluating the impact the provisions of SFAS 159 might have on the consolidated financial statements.

In September 2006 the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements*, ("SAB 108"). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company considered the provisions of SAB 108 in preparation of these consolidated financial statements.

3. Product Candidate Licensing Activities

Effective December 19, 2005, the Company entered into a co-development and license agreement with Pharmion GmbH (Pharmion), a wholly owned subsidiary of Pharmion Corporation, whereby Pharmion was granted exclusive commercialization rights in certain territories for satraplatin for the treatment of cancer in humans. Pharmion's exclusive commercialization rights include Europe, Turkey, the Middle East, Australia and New Zealand, while GPC Biotech retains rights to all other territories including North America, South America and parts of Asia, including Japan. The terms of the agreement called for Pharmion to make an upfront payment of $37.1 million to GPC Biotech, including an $18 million reimbursement fee for costs previously incurred related to the development of satraplatin (a cost reimbursement) and $19.1 million for funding of ongoing and certain future clinical development.

Based on the guidance included in EITF 00-21, the Company has used the residual method to assess the fair value of the multiple contractual elements in this agreement. The $18 million upfront cost reimbursement is recognized as revenue on a straight-line basis over the period of substantial involvement of the Company in the development activities. The $19.1 million for shared development costs are treated as prepaid development costs and are recognized as shared development costs are incurred. Revenues resulting from the supply agreement, royalties and milestone payments will be recognized when earned. Revenues, if any, from substantive milestones achieved under the agreement with Pharmion will be recognized immediately when achieved.

On December 17, 2004, the Company licensed to Debiopharm S.A. ("Debiopharm") the exclusive, worldwide rights to develop and commercialize the Company's pre-clinical small molecule MHC class II antagonists program. In addition to an upfront licensing payment, GPC Biotech will be eligible to receive milestone payments and royalties.

On September 30, 2002, the Company signed an agreement with Spectrum Pharmaceuticals, Inc. ("Spectrum") (formerly NeoTherapeutics, Inc.) granting GPC Biotech the exclusive worldwide license to satraplatin for the treatment of cancer in humans. An initial licensing fee of $2 million was paid to Spectrum upon signing. In October 2003, another licensing fee was paid upon the dosing of the first patient in a registration Phase 3 study in the amount of $2 million (approximately € 1,725,000), consisting of a $1 million cash payment and a $1 million equity investment. The equity investment in Spectrum represents 128,370 shares of Spectrum. Under the terms of the agreement, GPC Biotech will also pay milestones totaling up to $18 million, the first of which is anticipated to be the acceptance of the NDA (New Drug Application) for filing by the U.S. Food and Drug Administration. Upon commercialization of satraplatin, Spectrum will also receive royalties based on net sales. Furthermore, subject to certain limitations, Spectrum is entitled to receive a share of sublicense fees received by GPC Biotech if the Company enters into a licensing agreement with other companies. Under the terms of the agreement, GPC Biotech will fully fund development and commercialization expenses for satraplatin. Spectrum initiated an arbitration proceeding to resolve a dispute between the companies. For further details, see note 11.

4. Collaboration Agreements

The Company has entered into several collaboration and license agreements with life science companies which were typically based on licensing technology platforms and funded research. These agreements include alliances based on the transfer and/or non-exclusive licenses of technology platforms, alliances which combine a technology license with a focus on a specific disease or therapeutic approach, and disease-focused programs under which the Company conducts research funded by its partners. The Company's technology-based alliances are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical products. These alliances generally provide research funding over an initial period, with renewal provisions, varying by agreement. Under these agreements, the Company's partners may make up-front payments, license payments, ongoing research funding payments, and additional payments upon the achievement of specific research and product development milestones and/or pay royalties or, in some cases, make profit-sharing payments to the Company based upon any product sales resulting from the collaboration.

Total revenue recognized under collaboration and license agreements amounted to € 22,252,000 and € 9,341,000 for the years ended December 31, 2006 and 2005, respectively. Total costs incurred under agreements performing research for others amounted to € 10,331,000 and € 910,000 for the years ended December 31, 2006 and 2005, respectively.

Significant Agreements Beginning in 2006

There were no significant agreements entered into in 2006.

Significant Agreements Beginning in 2005 and Earlier

Effective January 31, 2003, the Company entered into an agreement with ALTANA Pharma to license the Company's proprietary drug-protein interaction technology, LeadCode™, to evaluate compounds in the public domain, as well as certain proprietary compounds of ALTANA Pharma. Under the terms of this agreement, the Company receives additional funding for the license, transfer and implementation of LeadCode™ for use at the ALTANA Research Institute. In addition, the Company is eligible to receive over $15 million in milestone payments, in addition to royalties, for each product that is a direct result of the collaboration.

Effective November 1, 2001, the Company entered into an alliance with ALTANA Pharma to establish a U.S. Research Institute in Waltham, MA (USA) to use the Company's genomic and proteomic technologies. ALTANA Pharma and the Company entered into three agreements under which the Company receives funding under a collaboration and license agreement in the form of an upfront payment, technology license and implementation fees, as well as research and technology transfer funding. The Company is non-exclusively licensing selected genomics, proteomics, automation and bioinformatics technologies to ALTANA Pharma and is collaborating with ALTANA Pharma on two drug discovery programs. The Company receives further funding under a sublease agreement. Furthermore, the Company received additional funding until March 31, 2003 under a separate service agreement. In addition, the Company is eligible to receive implementation, research, preclinical and clinical milestone payments and royalty payments for each product resulting from the two collaborative drug discovery programs. The establishment term expires in June 2007.

5. Acquisition of Significant Assets

In 2006, the Company did not enter into significant acquisition arrangements.

On March 2, 2005, the Company entered into an agreement to acquire significant assets of Axxima Pharmaceuticals AG ("Axxima"), a Munich-based development stage company (as defined in Statement of Financial Accounting Standards No. 7, *Accounting and Reporting by Development Stage Enterprises*), ("SFAS 7") in bankruptcy proceedings. Axxima was a drug discovery company focusing on the field of kinase inhibition. The acquisition of these assets was expected to assist in the growth of the Company's drug pipeline with novel mechanism-based therapies to treat cancer.

The aggregate purchase price of the assets was € 13.1 million, which was paid by issuing 1,311,098 ordinary shares. The value of the shares issued was determined based on an average closing price of the Company's shares around the transaction date of March 2, 2005. Costs of the transaction and costs of registering the shares were also considered in the value of the transaction. In accordance with the Statement of Financial Accounting Standards No. 141, *Business Combinations*, ("SFAS 141"), the Company reviewed EITF 98-3, *Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business*, and has accounted for the transaction as an acquisition of assets in a transaction other than a business combination.

6. Marketable Securities and short-term Investments

The following is a summary of the balances of marketable securities and short-term investments:

As of December 31		
in thousand €	2006	2005
Marketable securities	35,504	41,294
Short-term investments	21,682	21,767
Total	**57,186**	**63,061**

The following is a summary of marketable securities all of which are available-for-sale:

As of December 31, 2006				
in thousand €				
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	20,978	24	(3)	20,999
Fixed rate corporate bonds	14,054	–	(87)	13,967
Equity securities	390	148	–	538
Total	**35,422**	**172**	**(90)**	**35,504**

As of December 31, 2005				
in thousand €				
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Variable rate corporate bonds	15,010	–	(60)	14,950
Fixed rate corporate bonds	26,123	–	(238)	25,885
Equity securities	781	–	(322)	459
Total	**41,914**	**–**	**(620)**	**41,294**

The fair market values of marketable securities are based on quoted market prices. All bonds included in marketable securities have maturities of 3 years or less.

The equity securities above represent 128,370 registered shares of Spectrum Pharmaceuticals, Inc. purchased in 2003 in accordance with a licensing agreement (see Note 3).

The following is a summary of short-term investments, all of which are available-for-sale:

As of December 31, 2006			
in thousand €			
	Cost	Gross Unrealized Gains	Estimated Fair Value
Bond Fund	21,334	348	21,682
Total	**21,334**	**348**	**21,682**

As of December 31, 2005			
in thousand €			
	Cost	Gross Unrealized Gains	Estimated Fair Value
Bond Fund	21,334	433	21,767
Total	**21,334**	**433**	**21,767**

The gross unrealized losses and accrued interest receivable were € 0 in 2006 and 2005.

The realized gain on available-for-sale marketable securities and short-term investments in 2006 and 2005 was € 85,000 and € 331,000, respectively. The realized loss on available-for-sale marketable securities and short-term investments amounted to € 0 in 2006 and 2005. Realized gains and losses are calculated using specific identification to determine cost basis and are included in other income (expense), net.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2006 were € 90,000. The aggregate fair value of securities with unrealized losses at December 31, 2006 was € 23,965,000 and consisted of the following:

As of December 31, 2006						
in thousand €	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Variable rate corporate bonds	–	–	9,998	(3)	9,998	(3)
Fixed rate corporate bonds	10,078	(72)	3,889	(15)	13,967	(87)
Total	**10,078**	**(72)**	**13,887**	**(18)**	**23,965**	**(90)**

Securities that are in loss positions consist of debt securities only, which are corporate bonds from highly rated issuers. All unrealized losses are considered to be temporary in nature. Management believes that the impairments extend from increases in the current market interest rates compared with the market rate at which time the bonds were purchased. Management believes that the impairments do not extend from decreases in the quality ratings of the issuing companies. The bonds have maturities of less than 3 years. The Company has the ability and positive intent to hold these bonds until recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments.

During the year ended December 31, 2006, a loss was recognized in the statement of operations for available-for-sale marketable equity securities which were deemed to be other-than-temporarily impaired, based on the significance of the decline in fair value and the length of the impairment. Accordingly, during 2006 a loss in the amount of € 390,000 was reclassified out of accumulated other comprehensive loss into other income (expense), net, on the statement of operations. At year end the fair value of these equity instruments increased slightly, whereby the Company recorded unrealized gains in the amount of € 148,000 which are included in other comprehensive income.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2005 were € 620,000. The aggregate fair value of securities with unrealized losses at December 31, 2005 was € 36,288,000 and consisted of equity securities and fixed-rate corporate bonds with remaining maturities of less than 2 years. These securities were in a loss position for less than 12 months as of December 31, 2005.

7. Property and Equipment

Property and equipment consisted of the following:

As of December 31		
in thousand €	2006	2005
Leasehold improvements	1,912	1,748
Office and laboratory equipment	6,067	5,455
Computer equipment and related software	3,862	3,440
Furniture and fixtures	876	519
	12,717	**11,162**
Less accumulated depreciation	(8,458)	(7,059)
Property and equipment, net	**4,259**	**4,103**

Depreciation expense amounted to € 1,532,000 and € 3,478,000 in 2006 and 2005, respectively and is included in research and development expenses and general and administrative expenses.

8. Intangible Assets

The Company has recorded intangible assets acquired in a business combination and an asset acquisition based on their fair values, as determined by independent valuations at the date of acquisition. Additionally, intangible assets have been recorded as a result of license purchases. The table below summarizes intangible assets, all of which are amortized:

As of December 31		
in thousand €	2006	2005
Gross carrying amount		
Patents and licenses	508	566
Other intangible assets	956	1,263
Total gross carrying amount	**1,464**	**1,829**
Accumulated amortization		
Patents and licenses	(244)	(181)
Other intangible assets	(815)	(576)
Total accumulated amortization	**(1,059)**	**(757)**
Intangible assets, net	**405**	**1,072**

GPC Biotech reviews intangible assets for impairment on an annual basis. The Company did not record any impairment for the years ended December 31, 2006 and 2005.

The amortization expense for intangibles, including impairment expenses, for the years ended December 31, 2006 and 2005 was € 325,000 and € 417,000, respectively.

The estimated amortization expense for intangibles for the next five years is as follows:

For the year ended December 31	
in thousand €	
2007	222
2008	81
2009	81
2010	21
2011	–

9. Accrued Expenses and Other Current Liabilities

The following is a summary of the balances of accrued expenses and other current liabilities:

As of December 31		
in thousand €	2006	2005
Accrued milestone payments	4,544	–
Accrued external R&D	2,779	5,051
Accrued personnel expenses and payroll liabilities	3,042	3,437
Accrued legal and advisory	741	629
Accrued outstanding invoices	1,836	822
Accrued lease obligations	330	481
Current portion of loss on sublease contract	578	395
Liability from stock appreciation rights	169	–
Other accruals and current liabilities	327	459
Total	**14,346**	**11,274**

During the year ended December 31, 2006, the Company accrued for two milestone obligations to a third party whereby an amount of $6 million (approximately € 4.8 million) was charged to research and development expenses and subsequently revalued at December 31, 2006. These contractual obligations become due upon the acceptance of the NDA for filing by the FDA as well as upon the acceptance of the filing of the first Marketing Authorization Application (MAA) with the European Medicines Agency (EMEA). Based on the positive results from the Phase 3 registration trial announced in the third quarter, the Company deemed both milestone events to be probable.

10. Other Liabilities, non-current

During the year ended December 31, 2006, the Company decided not to reoccupy office and laboratory space at the end of a sublease term as it had initially planned. In accordance with Financial Accounting Standards Board Technical Bulletin 79-15, *Accounting for Loss on Sublease Not Involving the Disposal of a Segment* ("FASB Technical Bulletin 79-15") and Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit of Disposal Activities*, ("SFAS 146"), GPC Biotech recorded a provision for this space for the period from the expiration of the current sublease through the end of the Company's original lease term. The provision was calculated based on the current estimate of the fair value of potential sublease rental income during that period.

The total sublease loss incurred in 2006 relating to this space amounted to € 1,980,000. The amount represents the discounted future estimated net cash disbursements over the remaining period of the lease agreement.

On May 1, 2005, the Company sublet to a third party excess office and laboratory space in the U.S. According to FASB Technical Bulletin 79-15 and SFAS 146 the Company recorded an expense and a liability related to the projected shortfall between the rent obligation under the lease and the rental income to be received over the term of the sublease. The expense recorded at sublease inception amounted to € 2,849,000.

The total balance of the liability as of December 31, 2006 and 2005 was € 3,967,000 and € 2,572,000, respectively, of which € 3,389,000 and € 2,177,000, respectively, was included in other liabilities, non-current and € 578,000 and € 395,000, respectively, was included in other current liabilities.

11. Commitments and Contingencies

Operating Lease Commitments

The Company has entered into several lease arrangements for office, laboratory and storage space as well as for laboratory and office equipment. In total, the Company incurred lease expenses of € 4,804,000 and € 7,306,000 in the years 2006 and 2005, respectively. Income from subleases of office and laboratory space amounted to € 1,353,000 and € 1,311,000, in the years 2006 and 2005, respectively. Lease expenses and sublease income are included in research and development and general and administrative expenses.

The Company has entered into lease agreements for office and laboratory space that expire at different times through 2015, however certain leases can be terminated earlier at the option of the Company. One agreement calls for future incremental increases in rental payments in 2008. This lease also requires $1,667,000 to be held in escrow as security for credit. The Company records its rental expenses and sublease rental income using the straight-line method in accordance with SFAS No. 13, *Accounting for Leases*. The balance of accrued rental payments at December 31, 2006 was € 330,000.

In certain leases the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. These indemnification obligations are not capped at a specific amount. Accordingly, the maximum amount of potential future payments that might arise under these indemnification obligations cannot be reasonably estimated. However, the Company has not experienced any claims under similar lease indemnification provisions in the past and management has determined that the associated estimated fair value of the liability is not material. Thus, the Company has not recorded any liability for these indemnities in the consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when a future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies which the Company believes would provide, in most cases, some, if not total, recourse in the event of any claims arising under these lease indemnification provisions.

Future minimum lease commitments for all non-cancelable operating leases are as follows:

As of December 31	
in thousand €	Non-cancelable operating leases
2007	4,807
2008	4,977
2009	4,988
2010	3,968
2011	1,231
Thereafter	–

Aggregate future minimum sublease income to be received under non-cancelable subleases as of December 31, 2006 was € 1,010,000.

Contingencies

From time to time, the Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. Legal proceedings are subject to various uncertainties and the outcomes are difficult to predict. GPC Biotech may incur significant expense in defending these or future lawsuits. However, in the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company's financial position, results of operations or cash flows. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company makes a provision for a liability when it is both probable that a liability has been incurred at the date of the financial statements and when the amount of the loss is reasonably estimable.

GPC Biotech has entered into agreements under which it may be obligated to make payments ("milestone payments") that are contingent upon the occurrence of certain events ("milestones"). As of December 31, 2006, the total maximum amount of milestone payments the Company may be obligated to make under these agreements was approximately € 48 million. However, this amount includes obligations related to pre-clinical and earlier stage projects, as well as projects that may be discontinued and, therefore, as of the balance sheet date it is unlikely that all of these milestones will be achieved. In 2006 and 2005 the Company made actual milestone payments of € 0 and € 0.4 million, respectively, under these arrangements, all of which were in connection with milestones relating to preclinical studies and clinical trials.

The actual amounts and timing of these contingent payments depend on numerous factors outside of the Company's control, including the success of the Company's preclinical and clinical development efforts with respect to the products being developed under these agreements, the substance and timing of decisions made by the FDA, the United States Patent and Trademark Office and other regulatory authorities, and the volume of sales or gross margin of a product in a specified territory and other factors. Accordingly, costs related to these payments are only reflected in the consolidated financial statements when the achievement of related milestone is deemed probable. For further details, see Note 9.

On December 12, 2006, the Company was notified by Spectrum Pharmaceuticals Inc. ("Spectrum"), that Spectrum initiated an arbitration proceeding with the American Arbitration Association ("AAA") in the United States to resolve a dispute between the companies under the co-development and license agreement for satraplatin. In its filing, Spectrum made several claims, including an assertion that it is entitled to a payment from GPC Biotech of approximately € 9.0 million relating to payments received by GPC Biotech under the co-development and license agreement between GPC Biotech and Pharmion GmbH entered on December 19, 2005, and a claim that GPC Biotech has not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan. Spectrum is also seeking a declaration that GPC Biotech's alleged breach of contract provides a basis for termination of the co-development and license agreement. GPC Biotech is contesting Spectrum's claims vigorously and has asserted counterclaims against Spectrum. The matter is expected to be heard by a panel of the AAA later during 2007.

Management assessed the prospect of an unfavourable outcome of this arbitration as less than probable.

The potential financial impact of the arbitration process cannot be estimated. Accordingly, as of December 31, 2006, the Company has not recorded any provisions related to the arbitration process.

Fees which the Company pays to its external legal advisors and for other services associated with the arbitration process are expensed in the period when such legal and other services are rendered.

Contingencies related to the approval of an NDA for satraplatin in second-line hormone-refractory prostate cancer by the FDA and EMEA

At December 31, 2006 the Company assessed the probability of several contingent liabilities relating to the marketing approval of satraplatin in second-line hormone-refractory prostate cancer in the U.S. as more than remote, but less than probable.

Under the Company's agreement with Spectrum, GPC Biotech is obligated to make milestone payments in the amount of $ 9.0 million (approx. € 6.8 million) to Spectrum, which are contingent upon the approval of its NDA by the FDA and its approval of its MAA by the EMEA.

During the year ended December 31, 2006, the Company initiated a cash bonus plan to retain the Company's employees. The payout of this bonus will occur in two portions, one of which is tied to the date on which satraplatin gains marketing approval in the U.S. and the other one to the date on which satraplatin will be approved in Europe. The total cash bonus plan may lead to an increase in personnel expenses of up to € 1.9 million, which will be included in research and development expenses and general and administrative expenses.

In 2006, 2005 and 2004, the Company issued stock appreciation rights ("SARs") to senior management and the members of the Supervisory Board. These SARs vest upon certain events, some of which are related to the marketing approval of satraplatin in the U.S. and in Europe. For further details, see note 14.

The intrinsic value at December 31, 2006 of such stock appreciation rights was € 5.9 million. A further increase of the Company's share price of € 1.00 would lead to higher compensation expense of € 673,000 each Euro to be recorded in research and development expenses and general and administrative expenses.

Due to the uncertainties in the approval process of satraplatin in second-line hormone-refractory prostate cancer, there were no recorded liabilities and expenses recognized as of December 31, 2006 with respect to such contingent payments triggered by the approval of satraplatin in the U.S. or in Europe.

Total amount expected to be incurred in 2007 could amount to € 8,896,000.

Contingent gains related to the approval of satraplatin

In connection with the acceptance for filing of the first MAA with EMEA, the Company is entitled to receive a net milestone payment of approximately € 5.2 million. The contingent gain will be recognized as revenue when the milestone is achieved.

In connection with the approval of the first MAA with EMEA, the Company is entitled to receive a net milestone payment of approximately € 12.6 million. The contingent gain will be recognized as revenue when the milestone is achieved.

Guarantees and Indemnification Obligations

The Company enters into agreements in the ordinary course of business with, among others, vendors, service providers, contract manufacturers and collaboration, licensing and co-development partners. Pursuant to certain of these agreements it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, or its employees, agents or representatives, or third party claims alleging that the activities of GPC Biotech's contractual partner pursuant to the contract infringe a patent, trademark or copyright of such third party.

The Company has determined the fair value of its liability on the above indemnities to be immaterial based on historical experience and information known at December 31, 2006.

12. Loans Receivable from Employees

At December 31, 2006 and 2005, loans receivable from employees of the Company amounted to € 38,000 and € 90,000, respectively, and are included in other current and non-current assets. At December 31, 2006, the amount related to one loan with original terms of four years. The loan is being forgiven or repaid in equal installments.

Forgiveness of loans, if applicable, is included in compensation expense in the period they are forgiven and is contingent upon continued employment of the employee. Loans made to employees bear interest at the rate of 5.5% to 6.0% per annum and were made for personal financial purposes.

13. Related Party Disclosures

In 2003 and 2001, the Company entered into collaboration agreements with ALTANA Pharma AG ("ALTANA Pharma") as described in Note 4. ALTANA Pharma is a related party, since the Company's Chairman ("Vorstandsvorsitzender"), Dr. Bernd Seizinger, was a member of the Supervisory Board of ALTANA Pharma. The board membership of Dr. Seizinger ended December 31, 2006.

At December 31, 2006 and 2005, the Company had accounts receivable from ALTANA Pharma arising out of the normal course of business in the amount of € 395,000 and € 1,436,000, respectively.

All payments for accounts receivable from ALTANA Pharma have been settled for cash at amounts stipulated in the various contracts with ALTANA Pharma. Collaborative revenues and deferred revenues related to ALTANA Pharma have been classified as related party on the statements of operations and balance sheets, respectively.

In addition, the Company subleases part of its facilities to ALTANA Pharma. Of the total sublease income disclosed in Note 11, € 991,000 and € 1,000,000 for the years ended December 31, 2006 and 2005, respectively, relates to the subleases with ALTANA Pharma.

During 2006, the Company made milestone payments to MorphoSys AG ("MorphoSys"), a related party to the Company. The payments were made under a collaboration and licensing agreement signed in April 1999. MorphoSys is a related party to the Company due to the fact that two members of the Supervisory Board of the Company are also members of the Supervisory Board of MorphoSys. The transactions during 2006 amounted to € 436,000 and were included in research and development expenses. There were no payments to MorphoSys in 2005.

14. Share Based Compensation

As of January 1, 2006, the Company adopted SFAS 123(R) using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

Prior to the adoption of SFAS 123(R), the Company recorded all forfeitures of share-based compensation in the statements of operations as they occurred. Upon adoption of SFAS 123(R), the Company estimated the forfeitures of unvested share-based compensation at January 1, 2006, and recorded a cumulative effect of change in accounting principle in the statement of operations in the amount of € 433,000.

Basic and diluted loss per share for the twelve months ended December 31, 2006 are € 0.01 lower than if the Company had continued to account for share-based compensation under SFAS 123.

Stock Options Issued to Employees

The Company grants stock options to the employees and the members of the Management Board.

The respective strike prices for these stock options equal the five-day average of the closing price of the Company's ordinary shares prior to the respective date of grants. The vesting period is four years, with graded vesting of the options over the vesting period. According to German law (§ 193 II, No. 3 AktG), the rights can be exercised, at the earliest, two years after the grant. The maximum contractual term of stock options is ten years.

In addition to the aforementioned two-year waiting period, eligibility to exercise options rights is also subject to various stock performance hurdles (mostly, the performance of GPC Biotech's stock relative to various indices as specified in each option plan) as required by German law.

The following is a summary of stock options activity:

As of December 31, 2006	Options	Weighted-Average Exercise Price
Outstanding at January 1	4,332,001	€ 9.59
Granted	317,500	€ 14.06
Exercised	(740,826)	€ 5.22
Forfeited	(61,330)	€ 9.60
Expired	–	–
Outstanding at December 31	**3,847,345**	**€ 10.80**
Vested at December 31	**2,889,114**	**€ 10.69**
Exercisable at December 31	**2,820,739**	**€ 10.71**

The weighted-average grant date fair value of stock options granted during the years 2006 and 2005, respectively approximates to € 8.22 and € 5.77, respectively.

The total intrinsic value of stock options exercised during the years 2006 and 2005, respectively was € 7,359,000 and € 435,000, respectively.

Cash received from the exercise of stock options as of December 31, 2006 and 2005 was € 3,866,000 and € 486,000, respectively.

As provided for by SFAS 123(R), the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Under SFAS No. 123(R), the fair value of each option grant is estimated at grant date. For the year ended December 31, 2006, GPC Biotech changed the method used to estimate fair values from a closed form option pricing model to a Monte Carlo simulation. Management considers this valuation technique to produce a better estimate of fair values considering the guidance provided in SFAS 123(R), and SAB Topic 14. The effect from changing the option pricing model on the aggregate fair value of options granted during the year 2006 was € 454,000 and will be recognized over the vesting period. The effect on net loss and loss before income taxes from higher compensation cost under the changed model was € 98,000. Basic and diluted loss per share for the twelve months ended December 31, 2006 are the same under the new model as they had been under the closed form option pricing model used for share-based compensation under SFAS 123.

The following weighted-average assumptions were used to value stock option grants:

As of December 31	2006	2005
Expected dividend yield (%)	–	–
Risk-free interest rate (%)	3.36 – 4.01	2.90
Expected volatility (%)	59.66 – 70.44	77.81
Expected life (in years)	N/A	4

The assumptions for 2005 were used for the option pricing model for share-based compensation under SFAS 123. For 2006, the Company assumes early exercise behavior and estimates exercises after 100% performance increase of the stock.

The Company estimated expected volatility based on the historical realized volatility of the Company's stock over the past 5 years calculated individually at the date of grant. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the German government bond yield curve in effect at the time of grant.

For stock options issued during 2006 and 2005, total compensation cost was € 2,609,000 and € 1,778,000, respectively, which is being recognized over the vesting period of those options. Compensation cost related to stock options included in the statements of operations was € 2,476,000 and € 2,974,000 in 2006 and 2005, respectively.

As of December 31, 2006, there was € 3,456,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. The weighted average period over which these compensation costs will be recognized is approximately 24 months.

The following table represents weighted-average price and contractual life information regarding significant fully vested stock options and stock options expected to vest:

At December 31, 2006	Options Outstanding and Exercisable			Options Outstanding and Vested		
Range of Exercise Prices in €	Number	Weighted-Average Exercise Price (in €)	Weighted-Average Remaining Contractual Life Years	Number	Weighted-Average Exercise Price (in €)	Weighted-Average Remaining Contractual Life Years
1.16 – 2.98	188,135	1.71	3.5	188,135	1.71	3.5
3.21 – 5.77	557,488	4.23	4.4	557,488	4.23	4.4
6.53 – 8.64	316,375	6.76	3.6	322,625	6.79	3.5
9.07 – 11.91	738,441	9.72	6.3	800,566	9.74	5.9
12.11 – 19.30	945,300	16.72	3.7	945,300	16.72	3.7
24.60 – 59.74	75,000	32.27	4.0	75,000	32.27	4.0
	2,820,739	**10.71**	**4.5**	**2,889,114**	**10.69**	**4.4**

The aggregate intrinsic value for fully vested stock options as of December 31, 2006 was approximately € 24,875,000. The aggregate intrinsic value for fully vested stock options exercisable as of December 31, 2006 was approximately € 24,230,000. The total fair value of shares vested during the year ended December 31, 2006 was € 2,297,000.

Upon the exercise of stock options the Company issues new shares by way of a capital increase.

Convertible Bonds

Convertible bonds are issued as compensation to members of the Management Board and senior management and also in the past were issued to members of the Supervisory Board. Convertible bonds granted under the Company's convertible bonds plan have a four-year graded vesting schedule beginning on the grant date and mature ten years after the date of grant. Eligibility to convert the bonds is subject to an initial two-year holding period and to various stock performance hurdles (the performance of GPC Biotech's stock relative to various indices as specified in each convertible bond plan), each in accordance with German law. Holders are required to purchase the convertible bonds at a price of € 1.00 per bond.

One convertible bond entitles its holder to convert such bond into one ordinary share of the Company at a fixed conversion price per share. The bonds will pay interest of 3.5% per annum.

The following is a summary of convertible bond activity for 2006:

As of December 31, 2006	Shares	Weighted-Average Exercise Price
Outstanding at January 1	2,474,000	€ 8.62
Granted	1,091,500	€ 16.81
Exercised	(196,361)	€ 4.45
Forfeited	–	–
Expired	–	–
Outstanding at December 31	**3,369,139**	**€ 11.52**
Thereof paid in	**3,107,639**	**€ 10.86**
Vested at December 31	**1,165,144**	**€ 8.03**
Exercisable at December 31	**985,144**	**€ 7.59**

The weighted-average grant date fair value of convertible bonds granted during the years 2006 and 2005 approximates to € 9.57 and € 6.13, respectively.

The total intrinsic value of convertible bonds exercised during the years 2006 and 2005 was € 1,892,000 and € 27,000, respectively.

Cash received from the conversion of convertible bonds as of December 31, 2006 and 2005 was € 677,000 and € 31,000, respectively.

Under SFAS No. 123(R), the fair value of each convertible bond is estimated at grant date. For the year ended December 31, 2006, GPC Biotech changed the method used to estimate fair values from a closed form option pricing model to a Monte Carlo simulation. Management considers this valuation technique to produce a better estimate of fair values considering the guidance provided in SFAS 123(R), and SAB Topic 14. The effect from changing the option pricing model on the aggregate fair value of convertible bonds granted was € 1,545,000. The effect on net loss and loss before income taxes from higher compensation cost under the changed model was € 82,000. Basic and diluted loss per share for the twelve months ended December 31, 2006 are the same under the new model as they had been under the closed form option pricing model used for share-based compensation under SFAS 123.

The fair value of the Company's convertible bonds is calculated using the same assumptions as those used for our stock options, and is recognized as compensation expense over the relevant vesting period of the convertible bonds. As provided for by SFAS 123(R), the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

For convertible bonds issued during 2006 and 2005, total compensation cost was € 10,450,000 and € 4,410,000, respectively, which is being recognized over the vesting period of those instruments. Compensation cost related to convertible bonds included in the statements of operations was € 4,462,000 and € 3,691,000 in 2006 and 2005, respectively.

As of December 31, 2006, there was € 12,839,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. The weighted average period over which these compensation costs will be recognized is approximately 29 months.

The following table represents weighted-average price and contractual life information regarding significant fully vested convertible bonds and convertible bonds expected to vest:

At December 31, 2006						
	Convertible Bonds Outstanding and Exercisable			Convertible Bonds Outstanding and Vested		
Range of Exercise Prices in €	Number	Weighted-Average Exercise Price (in €)	Weighted-Average Remaining Contractual Life Years	Number	Weighted-Average Exercise Price (in €)	Weighted-Average Remaining Contractual Life Years
2.70 – 4.36	239,125	4.22	5.7	239,125	4.22	5.7
4.38 – 5.77	278,519	5.20	4.8	278,519	5.20	4.8
9.33 – 10.38	50,000	9.33	7.7	195,000	10.11	8.5
10.67 – 10.90	417,500	10.90	7.8	452,500	10.88	7.8
16.03 – 19.30	–	–	–	–	–	–
	985,144	**7.59**	**6.4**	**1,165,144**	**8.03**	**6.8**

The aggregate intrinsic value for fully vested convertible bonds as of December 31, 2006 was approximately € 6,242,000. The aggregate fair value of shares vested during the year ended December 31, 2006 was € 3,186,000.

The aggregate intrinsic value for fully vested convertible bonds exercisable as of December 31, 2006 was approximately € 4,646,000.

On December 29, 2006, the Company granted 261,500 convertible bonds to certain members of the senior management. The convertible bonds were not paid in as of December 31, 2006 and thus not recorded in the financial statements of the Company at that date as the liability does not exist at the time. The Company received the total purchase price of these convertible bonds in January 2007.

On December 30, 2005, the Company granted 140,000 convertible bonds to certain members of the senior management. The convertible bonds were not paid in as of December 31, 2005 and thus not recorded in the financial statements of the Company at that date as the liability does not exist at the time. The Company received the total purchase price of these convertible bonds in January 2006.

Upon the conversion of convertible bonds the Company issues new shares by way of a capital increase.

Stock Appreciation Rights

During 2006, 2005 and 2004, the Company issued SARs to members of the Supervisory Board and to certain members of the senior management team. The SARs vest upon the achievement of certain performance conditions which are described below. In case of key executives, if the holder's employment terminates before the actual vesting event of the rights, the SARs will be cancelled without any compensation. Supervisory board members, whose board membership ends prior to the vesting, will get compensated pro-rated, based on the length of the term of their office in proportion to the full holding period. The SARs vest immediately upon the occurrence of the individual performance condition and the payment becomes due 100 calendar days after that date. In case of a change in control of the Company, each holding period will end on the date of effectiveness of the change of control.

As the SARs will be settled in cash, they are accounted for as liability awards when it is determined that it is probable the performance condition will be met. The fair value of SARs is estimated on the grant date and revalued at each subsequent reporting date.

The following table summarizes the stock appreciation rights outstanding:

Vesting condition	Grant Date	Grant Price	Number
First approval of satraplatin either by FDA or EMEA	Sept 1, 2004	€ 10.22	86,250
EMEA approval of satraplatin	Sept 30, 2004	€ 10.97	125,000
FDA approval of satraplatin	Sept 30, 2004	€ 10.97	250,000
Approval of satraplatin by FDA and EMEA	July 1, 2005	€ 9.03	86,250
Approval of satraplatin by FDA and EMEA	Sept 30, 2005	€ 10.38	100,000
Acceptance of NDA for satraplatin by FDA other than HRPC (hormone resistant prostate cancer)	Aug 1, 2006	€ 11.07	83,750
FDA approval of satraplatin	Aug 28, 2006	€ 10.94	25,000
Dosing of first patient in 2nd registration trial for satraplatin	Aug 28, 2006	€ 10.94	25,000
Full (not-accelerated) FDA approval of satraplatin	Oct 31, 2006	€ 16.03	103,750
Dosing of first patient in 2nd registration trial for satraplatin	Oct 31, 2006	€ 16.03	103,750
Total			**988,750**

At December 31, 2006, the Company deemed the dosing of the first patient in a second registration trial for satraplatin probable and therefore the payout for a total of 128,750 SARs was deemed probable whereby an amount of € 151,000 was recognized as compensation expense. In addition to that, other expenses in the amount of € 18,000 were recognized for SARs without performance conditions which are already fully vested. The compensation costs are recognized over the implicit service period which is the period from the date of grant until the achievement of the performance condition.

The amount of unrecognized compensation cost for those stock appreciation rights was € 645,000. There was no liability or expense recognized for SARs as of December 2005, as none of the performance conditions were considered probable.

During the year ended December 31, 2006, the Company did not make any payments resulting from SARs, nor did any holder forfeit his or her rights to any SARs.

Under FAS 123 liability instruments had been measured at intrinsic value. Beginning January 1, 2006, the Company adopted FAS 123(R) which requires liability awards to be measured at fair value. The weighted-average grant date fair value of stock appreciation rights granted during the year 2006 approximates to € 8.68. The weighted average exercise price of stock appreciation rights outstanding at beginning of year was € 10.71. The weighted average exercise price of stock appreciation rights outstanding at the end of the year was € 11.87. The weighted average exercise price of stock appreciation rights deemed probable was € 15.85.

As of December 31, 2006, there were € 8,297,000 of total unrecognized compensation cost related to unvested, non-probable, SARs granted. That cost was not yet recognized since the vesting of the underlying liability instruments was not deemed probable at December 31, 2006.

The aggregate intrinsic value for stock appreciation rights expensed during the year ended December 31, 2006 was approximately € 548,000.

The Company uses the Black-Scholes model to value SARs. Management considers the Black-Scholes model to be appropriate due to the relatively short expected life of these awards. Furthermore, SARs do not include market conditions. Significant assumptions used in the fair value model during the period with respect to the Company's SAR's are summarized below:

As of December 31		
	2006	2005
Expected dividend yield (%)	–	–
Risk-free interest rate (%)	3.76 – 4.12	–
Expected volatility (%)	41.48 – 68.04	–
Expected life (in years)	0.63 – 6.92	–

The Company estimated expected volatility based on the historical realized volatility of the Company's stock over the individual estimated term of the SAR at the date of grant. The risk-free rate for periods within the contractual life of the option is based on the German government bond yield curve in effect at the time of grant.

15. Income Taxes

The Company's loss before income taxes for the years ended December 31 arose in the following jurisdictions:

As of December 31		
in thousand €	2006	2005
Germany	42,543	46,716
Other	21,470	15,491
Loss before income taxes	**64,013**	**62,207**

Deferred tax liabilities and assets are comprised of the following:

As of December 31		
in thousand €	2006	2005
Deferred tax assets		
Net operating loss carryforwards	92,209	85,108
Research and development tax credits	9,321	7,338
Deferred revenue	4,663	7,118
Accrued expenses and losses	5,058	3,824
Intangible assets	17	–
Plant and equipment	217	243
Other	96	96
Valuation allowance	(111,416)	(102,992)
	165	**735**
Deferred tax liabilities		
Intangible assets	(117)	(49)
Marketable securities and short-term investments	(32)	(686)
Other	(16)	–
Net deferred taxes	**–**	**–**

The reconciliation of income tax computed at the statutory rate applicable to the Company's income tax expense for the years ended December 31 is as follows:

As of December 31				
in thousand €, except percent		2006		2005
	Amount	Percent	Amount	Percent
German tax benefit	(22,981)	35.9	(24,497)	39.4
Non-deductible expenses and others	2,283	(3.6)	(4,170)	6.7
Deductibility of federal tax and local German trade tax	7,539	(11.8)	–	–
Research and development tax credit	(1,633)	2.6	(1,284)	2.0
Post tax audit adjustment of NOL	8,210	(12.8)	–	–
Tax base adjustment accrued expenses	(1,959)	3.1	–	–
Different tax rate in other countries	(1,795)	2.8	(1,132)	1.8
Change in valuation allowance, including effects from foreign currency translation	10,336	(16.2)	31,083	(49.9)
Income tax expense	–	–	–	–

As a result of the net losses incurred by the Company in each year since inception, the Company is in a net deferred tax asset position. Realization of deferred tax assets is dependent upon future taxable income, if any, the timing and amount of which is uncertain. Accordingly, a valuation allowance has been established against the net deferred tax assets as it is more likely than not that they will not be utilized in the near future.

According to a new law effective for fiscal years ending in 2004 and beyond, the use of net operating loss (NOL) carryforwards for German corporation tax and trade tax purposes is restricted. The Company's maximum NOL carryforward that may be utilized in any one year is restricted to 60% of the annual taxable income above € 1 million. For fiscal years ending before 2004, a NOL carryforward could be utilized without any restrictions to reduce the annual corporate income and trade tax taxable income to € 0. At December 31, 2006, the amount of NOL carryforwards for German corporation and trade tax purposes is € 137,852,000 and € 137,105,000, respectively. In general, these NOL's do not expire. During the year ended December 31, 2006 a German tax audit was settled confirming the Company's NOL carryforwards for the years ended 1997 until 2003.

As a result of an ownership change in the U.S. subsidiary in 2000, the Company has a limitation of € 1,327,000 per year for the losses incurred prior to the change in ownership, on the amount of income that is available to be offset by federal NOL carryforwards generated in the U.S. At December 31, 2006 the Company has € 32,970,000 of net operating losses carried forward that are subject to this limitation. Generally, federal net operating losses generated in the U.S. can be carried back 2 years and forward 20 years. For net operating losses in tax years beginning before August 6, 1997, taxpayers can carry back a net operating loss 3 years and forward 15 years. At December 31, 2006 the Company has € 88,187,000 of federal NOL carryforwards subject to a 20 year carryforward and € 19,907,000 subject to a 15 year carryforward. Federal NOL carryforwards generated in the U.S. expire at various times between the years 2007 and 2026.

The Company has € 80,697,000 of state net operating losses that expire at various times between the years of 2007 and 2013. At December 31, 2006 the Company has € 62,076,000 of state NOL carryforwards subject to a 5-year carryforward and € 18,621,000 subject to a 7-year carryforward.

The Company's U.S. subsidiary had federal research and development credits of € 5,275,000 and state research and development credits of € 4,046,000 at December 31, 2006.

Because the Company has historically incurred net operating losses, current and deferred tax expense for the years ending December 31, 2006 and 2005 was € 0.

No income taxes are provided for on undistributed earnings of the foreign subsidiary where those earning are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately € 0.

As of December 31, 2006, the statute of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 2004 and the statute of limitations for income tax audits in the US and the states of Massachusetts and New Jersey remains open for the tax years ended on or after December 31, 2001.

16. Loss per Share

Basic loss per ordinary share is based on the weighted-average number of ordinary shares outstanding. For the years ended December 31, 2006 and 2005, diluted net loss per ordinary share was the same as basic net loss per ordinary share as the inclusion of weighted-average ordinary shares issuable upon exercise of stock options and convertible bonds would be antidilutive. The number of potentially dilutive shares excluded from the loss per share calculation due to their antidilutive effect was 3,371,567 and 2,305,008 for the years ended December 31, 2006 and 2005, respectively.

The following table sets forth the computation of basic and diluted loss per share:

As of December 31		
in thousand €, except share and per share data	2006	2005
Numerator		
Net loss	(64,013)	(62,207)
Denominator		
Denominator for basic and diluted earnings per share/ weighted-average number of ordinary shares	32,840,480	29,877,348
Basic and diluted loss per ordinary share	**(1.95)**	**(2.08)**

17. Shareholders Equity

Ordinary Shares

The holders of the Company's ordinary shares are entitled to one vote for each share held at all meetings of shareholders. Dividends and distribution of assets of the Company in the event of liquidation are subject to the rights of any then-outstanding ordinary shares. The Company has never declared or paid dividends on any of its ordinary shares and does not expect to do so in the foreseeable future.

Authorized Shares

To assist management in undertaking strategic activities, capital increases and to service the stock option plans and convertible bonds, the shareholders of the Company have authorized the future issuance of ordinary shares in specific circumstances with the permission of the Supervisory Board. At December 31, 2006 and 2005, the total number of authorized ordinary shares potentially issuable was 28,746,686 and 23,628,873, respectively. The number of ordinary shares authorized for exercise of stock options and convertible bonds was 4,472,583 and 3,411,166, respectively. The number of ordinary shares authorized for the purpose of potential merger and acquisition activities, in-licensing activities and future capital increases is 14,862,937. The number of ordinary shares authorized for the purposes of potential convertible debt issuances is 6,000,000.

Subsequent to December 31, 2006, GPC Biotech has issued 1,564,587 shares from authorized capital (see Note 19) in connection with a private placement.

Exercise of Stock Options and Convertible Bonds

During 2006 and 2005, several holders of stock options and convertible bonds exercised some of their fully vested options and convertible bonds, receiving 883,687 and 99,465 ordinary shares, respectively.

At December 31, 2006, members of the Management Board and employees of the Company had subscribed to 53,500 ordinary shares with a total value of € 334,370, which has been included in shareholders' equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at December 31, 2006. The ordinary shares will be subsequently registered during the first three months ending March 31, 2007 and issued shortly after.

Issuance of Shares in a Private Placement

On February 23, 2006, GPC Biotech issued 2,860,000 new ordinary shares at € 12.67 per share in a private placement involving two family investment companies. The total investment amounted to € 36,236,000 and was recorded in shareholders' equity net of costs of transaction of € 156,000.

Issuance of Shares in Asset Acquisition

On March 2, 2005, the Company purchased the significant assets of Axxima Pharmaceuticals by issuing 1,311,098 ordinary shares (see Note 5). The value of the transaction was € 13,079,000, which consisted of shares 1,311,098 shares valued at € 9.80 each net transaction costs of € 230,000.

Accumulated Other Comprehensive Loss

The balance of the components of accumulated other comprehensive loss were as follows :

As of December 31		
in thousand €	2006	2005
Unrealized gain on available-for-sale securities	428	(187)
Accumulated translation adjustments	(2,183)	(1,906)
Total accumulated other comprehensive loss	**(1,755)**	**(2,093)**

18. Employee Benefit Plan

GPC Biotech Inc. has a defined contribution plan qualified under the provisions of the Internal Revenue Code section 401(k). All individuals who are employed by GPC Biotech Inc. are immediately eligible for enrollment in the plan. GPC Biotech Inc. contributes 50% of the first 4% of annual compensation contributed by each participant. Contributions are fully vested immediately. Costs of the plan, including the matching contribution, charged to operating expenses amounted to € 169,000 and € 144,000 in 2006 and 2005, respectively.

19. Subsequent event

On January 24, 2007, the Company issued 1,564,587 new ordinary shares at € 21.50 per share for a total gross amount of € 33.6 million through a private placement. GPC Biotech received the proceeds upon registration of the corresponding capital increase in the German commercial register in February 2007.

20. Consolidated Intangibles Assets and Property and Equipment

A schedule of the intangible assets and total acquisition costs based on the summary of development of the postings of property and equipment is shown below.

Development of Intangible Assets and Property and Equipment 2006

in thousand €	Jan 1, 2006	Currency Changes	Additions	Deletions	Dec 31, 2006
Acquisition Costs					
I. Intangible Assets					
Licenses, industrial property rights and similar rights and assets to licenses and such rights and assets	3,188	(198)	–	(307)	2,683
	3,188	**(198)**	**–**	**(307)**	**2,683**
II. Plant and Equipment					
1. Leasehold improvements	1,748	(57)	220	–	1,912
2. Other equipment; Operating and office equipment	9,414	(372)	1,543	(2,928)	7,657
	11,162	**(429)**	**1,763**	**(2,928)**	**9,569**
	14,350	**(627)**	**1,763**	**(3,235)**	**12,252**
Accumulated Depreciation and Amortization					
I. Intangible Assets					
Licenses, industrial property rights and similar rights and assets to licenses and such rights and assets	(2,116)	163	(325)	–	(2,278)
	(2,116)	**163**	**(325)**	**–**	**(2,278)**
II. Plant and Equipment					
1. Leasehold improvements	(616)	31	(180)	–	(765)
2. Other equipment; Operating and office equipment	(6,443)	343	(1,352)	2,907	(4,545)
	(7,059)	**374**	**(1,532)**	**2,907**	**(5,310)**
	(9,175)	**537**	**(1,857)**	**2,907**	**(7,588)**

Development of Intangible Assets and Property and Equipment (continued)		
in thousand €	Dec 31, 2006	Dec 31, 2005
Net Book Value		
I. Intangible Assets		
Licenses, industrial property rights and similar rights and assets to licenses and such rights and assets	405	1,072
	405	**1,072**
II. Plant and Equipment		
1. Leasehold improvements	1,147	1,132
2. Other equipment; operating and office equipment	3,112	2,971
	4,259	**4,103**
	4,664	**5,175**

21. Ownership of Subsidiaries

Consolidation Region					
Foreign					
Name and location of the entity	Currency	Currency Rate 100 Unit of Reporting Currency at Dec. 31, 2006	Share of Capital %	Equity '000 USD	Net Income (Loss) '000 USD
GPC Biotech Inc., Waltham, Massachusetts, USA	USD	75.7404	100	21,089	(26,772)

22. Schedule of Liabilities

As of December 31, 2006						
in thousand €				December 31, 2006		December 31, 2005
	Remaining life under 1 year	Remaining life over 5 years	Secured with	Total	Remaining life under 1 year	Total
Type of lilability						
1. Accounts payable	2,262	–	–	2,262	(2,141)	(2,141)
2. Accrued expenses and other liabilities	14,345	–	_	17,734	(11,274)	(13,451)
thereof tax liabilities	471	–	–	471	(271)	(271)
thereof related to social security	–	–	–	–	(151)	(151)
3. Convertible bonds, thereof convertible	–	3,108	–	3,108	(33)	(2,334)

23. Number of Employees

The average number of active employees during the year is as follows:

	2006	2005
Research and Development	172	167
General and Administrative	60	50
Total	**232**	**217**

Total compensation expense for employees and management, including stock compensation expense, was € 31,579,000 for 2006.

24. Composition of Management

Management Board (Vorstand)

Bernd Seizinger, M.D., Ph.D.
Chief Executive Officer
("Vorsitzender des Vorstands")
Board memberships:
ALTANA Pharma AG, Konstanz, Germany (until December 2006)
BioXell SpA, Milan, Italy
Santhera Pharmaceuticals AG, Liestal, Switzerland

Elmar Maier, Ph.D.
Senior Vice President, Business Development
Chief Operating Officer (Martinsried/Munich, Germany)
("Mitglied des Vorstands")
Board membership:
GATC Biotech AG, Konstanz, Germany

Sebastian Meier-Ewert, Ph.D.
Senior Vice President,
Chief Scientific Officer and
Chief Operating Officer (Waltham, MA, USA)
("Mitglied des Vorstands")
Board membership:
Immatics Biotechnologies GmbH, Tübingen, Germany

Mirko Scherer, Ph.D.
Senior Vice President
Chief Financial Officer
("Mitglied des Vorstands")
Board membership:
Stichting Preferente Aandelen QIAGEN (QIAGEN Foundation), Venlo, The Netherlands
Börsenrat (Exchange Council), Stock Exchange, Frankfurt, Germany

Supervisory Board ("Aufsichtsrat")

Jürgen Drews, M.D., Ph.D. (Chairman)
Consultant, Bear Stearns Health Innoventure Fund LLC, New York, NY, USA
Other Board memberships:
Human Genome Sciences, Inc., Rockville, MD, USA
MorphoSys AG, Martinsried/Munich, Germany (Vice Chairman)

Michael Lytton, J.D., M.Sc. (Vice Chairman)
General Partner, Oxford Bioscience Partners, Boston, MA, USA
Other Board memberships:
Acambis, plc., Cambridge, U.K.
Alantos Pharmaceuticals, Inc., Cambridge, MA, USA
Claros Diagnostics Inc., Woburn, MA, USA (since December 2006)
Decision Biomarkers, Inc., Waltham, MA, USA
Enanta Pharmaceuticals, Inc., Watertown, MA, USA
Rib-X Pharmaceuticals, Inc., New Haven, CT, USA
Santhera Pharmaceuticals AG, Liestal, Switzerland (Chairman)
VaxInnate Pharmaceuticals, Inc., Cranbury, NJ, USA

Metin Colpan, Ph.D.
Founder and Member of the Supervisory Board of Qiagen N.V., Hilden, Germany
Other Board memberships:
MorphoSys AG, Martinsried/Munich, Germany
GenPat77 Pharmacogenetics AG, Berlin, Germany

Prabhavathi B. Fernandes, Ph.D.
President and Chief Executive Officer, Cempra Pharmaceuticals, Inc. (since January 2006)
Other Board membership:
Biosomes, Inc., Wilmington, DE, USA (since January 2006)

James Frates
Chief Financial Officer, Alkermes, Inc., Cambridge, MA, USA

Peter Preuss
President, The Preuss Foundation, Inc., La Jolla, CA, USA and Member of the University board of administration, University of California

NOTE: Board memberships include comparable domestic and foreign supervisory bodies of commercial enterprises.

25. Compensation of Management Board and Supervisory Board

As of December 31, 2006							
	Annual Compensation		Long-Term Compensation				
	Salary (€)	Cash Bonus (€)	Stock Options (#)	Convertible Bonds (#)	Fair Value of Convertible Bonds and Stock Appreciation Rights, respectively (€)	Stock Appreciation Rights	All Other Compensation[1]
Management Board							
Bernd R. Seizinger, M.D., Ph.D.	483,127	489,492	–	260,000	2,376,400	–	30,862
Elmar Maier, Ph.D.	281,522	171,353	–	130,000	1,188,200	–	–
Sebastian Meier-Ewert, Ph.D.	308,198	187,584	–	130,000	1,188,200	–	–
Mirko Scherer, Ph.D.	301,635	183,591	–	130,000	1,188,200	–	–
Supervisory Board							
Jürgen Drews, M.D., Ph.D. (Chairman)	40,986	–	–	–	295,205	20,000	–
Michael Lytton, J.D. (Vice Chairman)	30,000	–	–	–	221,404	15,000	–
Metin Colpan, Ph.D.	20,000	–	–	–	166,053	11,250	–
Prabhavathi B. Fernandes, Ph.D.	18,486	–	–	–	147,603	10,000	–
James M. Frates	25,000	–	–	–	221,404	15,000	–
Peter Preuss	22,500	–	–	–	184,503	12,500	–

(1) This amount represents a double household allowance.

Shareholdings of Management Board and Supervisory Board				
				At December 31, 2006
	Number of shares	Number of options	Number of convertible bonds	Stock appreciation rights
Management Board				
Bernd R. Seizinger, M.D., Ph.D. [1] (Chairman)	61,500	789,000	968,500	–
Elmar Maier, Ph.D. [2]	170,000	143,000	421,000	–
Sebastian Meier-Ewert, Ph.D. [3]	194,405	201,500	388,139	–
Mirko Scherer, Ph.D. [4]	4,000	290,000	401,000	–
Supervisory Board				
Jürgen Drews, M.D., Ph.D. (Chairman)	41,300	10,000	12,500	60,000
Michael Lytton, J.D. (Vice Chairman)	7,500	10,000	31,500	45,000
Metin Colpan, Ph.D.	19,400	10,000	10,000	33,750
Prabhavathi B. Fernandes, Ph.D.	–	–	10,000	35,000
James M. Frates	1,000	–	–	45,000
Peter Preuss	87,500	–	22,500	37,500

(1) During 2006 Dr. Seizinger exercised and sold a total of 519,153 options/shares, and exercised 61,500 convertible bonds.
(2) During 2006, Dr. Maier exercised 146,000 options and sold a total of 169,722 shares.
(3) During 2006, Dr. Meier-Ewert exercised 97,500 options and sold a total of 122,500 shares, and exercised and sold 72,361 convertible bonds.
(4) During 2006, Dr. Scherer exercised and sold 92,000 options/shares, and exercised and sold 30,000 convertible bonds.

26. Audit Fees

During 2006 the Company incurred expenses in the amount of € 448,785 for services rendered by the Company's external auditor. The expenses consisted of year end audit fees of € 216,800, fees for other assurance and valuation totaling € 211,737, tax advisory fees of € 19,573 and fees for other services totaling € 675.

27. Declaration according to Section 161 AktG of the German Corporate Governance Code

GPC Biotech AG has – as single publicly listed entity of the Company – has made the required declaration according to § 161 AktG and has made readily available for shareholders.

Corporate Governance

Strong Commitment

Strong Commitment to Corporate Governance

GPC Biotech considers good corporate governance to be a cornerstone for creating shareholder value. The Company's framework for corporate governance is based upon applicable law and stock market self-regulation in both the U.S. and Germany and upon Company-specific principles that have guided GPC Biotech's management from the beginning. Essential elements of good corporate governance include respect for the interests of shareholders, effective cooperation between the Management Board and Supervisory Board, and open and transparent communication.

As part of GPC Biotech's own corporate governance principles, the Company voluntarily implemented in 2006 all of the newly recommended changes to the German Corporate Governance Code proposed by the German Corporate Governance Commission on June 12, 2006. GPC Biotech's corporate governance principles in several instances exceed both German legal requirements and the recommendations of the Code.

The Company also complies with the corporate governance requirements of the Frankfurt Stock Exchange and with U.S. legal requirements, including those in the Sarbanes-Oxley Act of 2002 for foreign filers and the corporate governance rules of NASDAQ. GPC Biotech's corporate governance principles, as well as a complete list of the contents of the German Corporate Governance Code and details of GPC Biotech's corporate governance practices for each regulation of the Code, can be found on the Company's website.

Compliance with German Corporate Governance Code

The Management Board and the Supervisory Board provide an annual Declaration of Compliance regarding the Code. The declaration also contains deviations from the recommendations of the Code. The most recent declaration at right as well as the declarations from the past four years are published on the Company's website.

Declaration of the Management Board and the Supervisory Board of GPC Biotech AG according to Section 161 AktG, regarding the German Corporate Governance Codex in the form as of June 12, 2006

GPC Biotech AG has complied with the recommendations of the "German Corporate Governance Codex" in the form as of June 12, 2006 (and, for the past, in the forms as of May 21, 2003 and June 2, 2005) with the following exceptions:
The directors' and officers' liability insurance policies taken out by GPC Biotech AG for members of the Management Board and the Supervisory Board do not provide for any personal deductibles (Code Section 3.8, Para. 2). This coverage is provided under a group insurance policy to a wide range of executives inside and outside Germany, and it would be inappropriate to distinguish between members of the Boards and other executives. Moreover, personal deductibles are not customary outside of Germany.

The variable compensation components of the compensation of the members of the Management Board do not contain a cap for extraordinary and unforeseen developments (Code Section 4.2.3, Para. 3, 3rd sentence). This provision is not appropriate or relevant; neither for the company's current stage of development, nor for the biotech industry in general.

Management Board and Supervisory Board of GPC Biotech AG hereby declare that the recommendations of the "German Corporate Governance Codex" in the form as of June 12, 2006 are being complied with (except for the aforementioned exceptions) and have been complied with since the last declaration of compliance dated November 2005.

December 2006

The Management Board The Supervisory Board

Corporate Governance on the GPC Biotech Website

www.gpc-biotech.com/en/investor_relations/corporate_governance/index.html
- Corporate Governance Declarations for 2006 and the past five years
- Corporate Governance Principles of GPC Biotech and checklist on conformity with the Code regulations
- Code of Conduct
- Shareholdings and insider transactions of the Boards
- Insiders' trading calendar 2007

Code of Conduct

The corporate Code of Conduct is available on the Company's website and applies to the Supervisory Board, the Management Board, and to all employees. GPC Biotech expects members of each Board and employees to conduct business in a highly ethical and responsible manner in compliance with this Code of Conduct, with the Company's other policies and procedures, and with applicable laws and regulations. In summary, this Code of Conduct states that GPC Biotech and its representatives will act with honesty and integrity; they will deal fairly with customers, suppliers, collaborators, and employees; and they will avoid taking unfair advantage through manipulation, abuse of privileged information or misrepresentation of material facts. All specific aspects of this Code derive from this general set of principles.

Management and Control Structures

In accordance with the German Stock Corporation Act ("Aktiengesetz"), GPC Biotech has two separate boards of directors. These are the "Vorstand", or Management Board, and the "Aufsichtsrat", or Supervisory Board. The two boards are separate, and generally no individual may simultaneously be a member of both boards.

Management Board

The Management Board is responsible for the day-to-day management of the Company's business in accordance with applicable law, the Articles of Association ("Satzung") and the internal rules of procedure ("Geschäftsordnung") adopted by the Supervisory Board. The Management Board represents GPC Biotech in its dealings with third parties. The Management Board is required to ensure that adequate risk management and internal monitoring systems exist within the Company to detect risks relating to business activities at the earliest stage possible.

The principal function of the Supervisory Board is to supervise and oversee the Management Board. It is also responsible for appointing and removing members of the Management Board and representing GPC Biotech in connection with transactions between a member of the Management Board and the Company.

Disclosure Committee

In early 2006, GPC Biotech's Management Board adopted a charter for a Disclosure Committee. The Committee is charged with assisting the Management Board in fulfilling its responsibility of overseeing the accuracy and timeliness of disclosures made by the Company. Responsibilities include designing, establishing and evaluating disclosure controls and procedures, as well as reviewing and supervising the preparation of various disclosure documents, such as filings with securities regulators and press releases containing information that is material to the Company's investors.

The Committee is also charged with implementing and reviewing a Communications Policy to govern interactions with the investment community and the media. The policy applies to all employees, as well as the Supervisory Board, the Management Board, and certain consultants. The Communications Policy was adopted by the Management Board in early 2006 and has been distributed to all affected parties.

Supervisory Board

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must, among other requirements, regularly report to the Supervisory Board on current business operations and future business planning (including financial, investment and personnel planning). The Supervisory Board may at any time request special reports regarding the affairs of GPC Biotech, the legal or business relations of GPC Biotech and its subsidiary or the affairs of its subsidiary to the extent that the affairs of such subsidiary may have a significant impact on GPC Biotech.

The Supervisory Board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, the Supervisory Board of GPC Biotech has determined that the following matters, among others, require its prior consent:
- the conclusion, amendment and termination of license, know-how, patent and collaboration agreements above specified thresholds;
- the acquisition, sale and encumbrance of real estate property;
- the commencement, acquisition, discontinuance or sale of businesses, business units or branch offices;
- the granting of guarantees, securities or other collateral (other than product warranties/guarantees) above a specified threshold;
- fiscal and financial planning and budgeting;
- the granting or termination of profit participation rights;
- the purchase or sale of equity interest.

Supervisory Board Practices

Decisions are generally made by the Supervisory Board as a whole. The meeting agendas of the Supervisory Board are determined by the Chairman of the Supervisory Board. In advance of each meeting, the other members of the Supervisory Board receive materials allowing them to prepare for the handling of the items on the agenda. The Supervisory Board holds meetings on a regular basis without the Management Board, as they are required to do. The Supervisory Board also conducts an annual self-evaluation of the effectiveness of its overall performance.

Board Committees

To assist the Supervisory Board in carrying out its duties, committees (the "Board Committees") have been created in accordance with the Company's Articles of Association and the internal rules of procedure of the Supervisory Board. The Board Committees may, to the extent legally possible, additionally be charged with decision-making powers. The Supervisory Board may, at its discretion, establish, permanently or temporarily, other committees and give them decision-making powers.

Audit Committee: The GPC Biotech Audit Committee is directly responsible for:

- external accounting and risk management matters;
- ensuring the independence of the external auditors;
- the scope of the external audit and the engagement of the external auditors as elected by the shareholders at Annual General Meetings;
- the determination of specific key aspects of the external audit and the compensation of the external auditors; and
- communication with the external auditors on a regular basis.

The Supervisory Board is confident that the members of the Audit Committee have sufficient experience and ability in finance and compliance to satisfy applicable legal and listing requirements, including the requirements of NASDAQ and the U.S. Securities and Exchange Commission, and to adequately discharge their responsibilities. In addition, the Supervisory Board has determined that all current members of the Audit Committee satisfy the independence requirements of NASDAQ.

Compensation Committee: The Compensation Committee reviews and approves the compensation policies and programs, including stock option programs and similar incentive-based compensation. It is responsible for reviewing and approving the compensation paid to the members of the Management Board and oversees ongoing personnel matters of the members of the Management Board, including their membership on the boards of other companies.

Corporate Governance & Nominations Committee: The Corporate Governance & Nominations Committee assists the Supervisory Board in the identification and appointment of candidates for the Management Board and the Supervisory Board. In addition, this Committee monitors the Company's compliance with its Corporate Governance Principles and other applicable rules, regulations and laws related to corporate governance.

Finance Committee: The Finance Committee was intended to oversee the preparation of the Annual General Meeting as well as the execution of major transactions approved by the full Supervisory Board, such as mergers and acquisitions, divestitures, and financing transactions. The Finance Committee was dismantled, effective May 23, 2006.

Terms and Committee Membership of Members of the Supervisory Board

			Membership in Supervisory Board Committees		
	Year first elected	End of term*	Compensation Committee	Corp. Governance & Nominations Committee	Audit Committee
Jürgen Drews, M.D., Ph.D. (Chairman)	1998	2007	Chairman		
Michael Lytton, J.D. (Vice Chairman)	2001	2008	x		x
Metin Colpan, Ph.D.	1998	2007		x	x
Prabhavathi B. Fernandes, Ph.D.	2003	2007		x	
James M. Frates	2004	2008		x	Chairman
Peter Preuss	2001	2008	x	Chairman	

* Term ends upon the adjournment of the Annual General Meeting held in the year indicated.

Compensation of Members of the Management Board

GPC Biotech has entered into service agreements with all current members of the Management Board. These agreements generally provide for a base salary and an annual bonus. Company goals are set by the Supervisory Board together with the Management Board for each year and are an important basis for assessing achievement of the variable component of each member's compensation. Additionally, each year personal goals are also agreed to between the individual members of the Management Board and the Supervisory Board. Towards the end of each evaluation period, the Supervisory Board evaluates and assesses the goals and specifies the bonus, or variable compensation component, for each member of the Management Board. In addition to these fixed and variable remuneration components, the members of the Management Board are entitled under the terms of their service agreements to specific insurance benefits (including accident and D&O insurance) and to reimbursement of necessary and reasonable disbursements. The Company does not have a pension plan for its Management Board or for its employees.

Furthermore, Dr. Seizinger, the Chairman of the Management Board, is entitled to severance benefits in the amount of 200 percent of the sum of his last annual salary and the average of his last two annual bonuses in the event that the Supervisory Board determines to terminate his appointment as Chairman of the Management Board and not to extend his service agreement beyond its current term. The other members of the Management Board are entitled to severance benefits in the amount of 100 percent of their respective last annual salaries in the event that the Supervisory Board determines not to renew their respective service agreements beyond their current term.

The Company believes that the service agreements between GPC Biotech and the members of the Management Board provide for payments and benefits that are in line with customary market practices. Other than the Supervisory Board seats listed on page 67 of this report, the members of the Management Board did not enter into additional service agreements with other companies. Furthermore, no member of the Management Board holds a material share in another company.

Compensation of Members of the Management Board

	Salary (in €)	Cash Bonus (in €)	Convertible Bonds (Number)	Fair Value of Convertible Bonds (in €)	All other Compensation
Bernd R. Seizinger, M.D., Ph.D.	483,127	489,492	260,000	2,376,400	30,862
Elmar Maier, Ph.D.	281,522	171,353	130,000	1,188,200	–
Sebastian Meier-Ewert, Ph.D.	308,198	187,584	130,000	1,188,200	–
Mirko Scherer, Ph.D.	301,635	183,591	130,000	1,188,200	–
	1,374,482	**1,032,020**	**650,000**	**5,941,000**	**30,862**

Detailed information on the compensation of the Management Board can be found in the Notes to the Consolidated Financial Statements. This includes information on the Board's stock options or comparable compensation components that have a long-term incentive effect and risk elements.

Compensation of Members of the Supervisory Board

The Company's Articles of Association provide that the annual compensation for each Supervisory Board member be fixed by the shareholders at Annual General Meetings. Members of the Supervisory Board who serve on Supervisory Board Committees receive cash-based remuneration in addition to their annual fixed remuneration. At the Annual General Meetings on August 31, 2004; June 8, 2005 and May 24, 2006, the shareholders of GPC Biotech resolved to provide a long-term performance-based variable remuneration in the form of stock appreciation rights to each member of the Supervisory Board. The grants of stock appreciation rights were issued directly after the respective Annual General Meeting and are in addition to the annual cash remuneration. Each stock appreciation right represents the right to receive an amount in cash equal to the difference (if any) between the basic price of the stock appreciation right and the exercise price of the stock appreciation right after the completion

of a specified holding period and the achievement of a specified corporate goal. The holding period of stock appreciation rights begins on the issue date. The stock appreciation rights granted in 2004 will generally end on the date of market approval of satraplatin by the FDA or the EMEA, whichever occurs first. The stock appreciation rights granted in 2005 will vest only if both of these marketing approvals have been achieved. The stock appreciation rights granted in 2006 vest upon the acceptance of an NDA filing by the FDA for satraplatin for an indication other than second-line chemotherapy of hormone-refractory prostate cancer.

Pursuant to the Company's Corporate Governance Principles, the granting of loans to members of the Supervisory Board is not permitted. Pursuant to Section 114 of the German Stock Corporation Act, GPC Biotech may not enter into advisory contracts or service agreements with members of the Supervisory Board unless such contract or agreement is approved by the full Supervisory Board.

Compensation of Members of the Supervisory Board

	Annual Cash Compensation (in €)	Total Compensation (in €)	Stock Appreciation Rights (Number)
Jürgen Drews, M.D., Ph.D. (Chairman)	40,986	40,986	20,000
Michael Lytton, J.D. (Vice Chairman)	30,000	30,000	15,000
Metin Colpan, Ph.D.	20,000	20,000	11,250
Prabhavathi B. Fernandes, Ph.D.	18,486	18,486	10,000
James M. Frates	25,000	25,000	15,000
Peter Preuss	22,500	22,500	12,500
	156,973	**156,973**	**83,750**

More detailed information on the different parts of compensation of the Supervisory Board can be found in the Notes to the Consolidated Financial Statement.

Shareholdings of Members of the Management Board and Supervisory Board

As of December 31, 2006, the members of the Management Board and Supervisory Board held shares, stock options, convertible bonds and stock appreciation rights in the amounts set forth in the table below.

Shareholdings of Management Board and Supervisory Board

				At December 31, 2006
	Number of Shares	Number of Options	Number of Convertible Bonds	Stock Appreciation Rights
Management Board				
Bernd R. Seizinger, M.D., Ph.D. (Chairman) (1)	61,500	789,000	968,500	–
Elmar Maier, Ph.D. (2)	170,000	143,000	421,000	–
Sebastian Meier-Ewert, Ph.D. (3)	194,405	201,500	388,139	–
Mirko Scherer, Ph.D. (4)	4,000	290,000	401,000	–
Supervisory Board				
Jürgen Drews, M.D., Ph.D. (Chairman)	41,300	10,000	12,500	60,000
Michael Lytton, J.D. (Vice Chairman)	7,500	10,000	31,500	45,000
Metin Colpan, Ph.D.	19,400	10,000	10,000	33,750
Prabhavathi B. Fernandes, Ph.D.	–	–	10,000	35,000
James M. Frates	1,000	–	–	45,000
Peter Preuss	87,500	–	22,500	37,500

(1) During 2006 Dr. Seizinger exercised and sold a total of 519,153 options/shares, and exercised 61,500 convertible bonds.
(2) During 2006, Dr. Maier exercised 146,000 options and sold a total of 169,722 shares.
(3) During 2006, Dr. Meier-Ewert exercised 97,500 options and sold a total of 122,500 shares, and exercised and sold 72,361 convertible bonds.
(4) During 2006, Dr. Scherer exercised and sold 92,000 options/shares, and exercised and sold 30,000 convertible bonds.

As of December 31, 2006, the members of the Management Board held an aggregate of 429,905 shares or approximately 1.3% of the outstanding share capital of GPC Biotech, while the members of the Supervisory Board held an aggregate of 156,700 shares or 0.5% of the outstanding share capital. The aggregate amount of shares owned by current Management Board and Supervisory Board members amounts to approximately 1.7% of the outstanding share capital of the Company.

Equity-Based Compensation

GPC Biotech grants stock options to the Management Board, senior management, employees and, in the past, to consultants. Under the terms of the stock option plans, options are exercisable within ten years of the date of grant, subject to an initial two-year non-exercise period as required by German law. The exercise price equals the average of the market price of the ordinary bearer shares over a five-day period prior to the date of grant. The options vest at 25% per year over a four-year period.

The Company also grants convertible bonds to the Management Board and senior management. In the past, convertible bonds were also granted to the Supervisory Board.

The following table summarizes the details of the various convertible bond issuances at December 31:

At December 31							
Year of issuance	2006	2005	2004	2003	2002	2001	**Total**
Number issued	1,091,500	720,000	935,000	512,973	280,000	47,500	**3,586,973**
Number outstanding at Dec. 31, 2006	1,091,500	720,000	935,000	404,139	218,500	–	**3,369,139**
Thereof not paid in							**(261,500)**
							3,107,639
Nominal value each paid in	€ 1.00	€ 1.00	€ 1.00	€ 1.00	€ 1.00	€ 1.00	
Interest rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	
Vesting period (years)	4	4	4	2–4	4	4	
First year of exercisability	2008	2007	2006	2005	2004–2005	2004	
No. of shares entitled to purchase at Dec. 31, 2006	1,091,500	720,000	935,000	404,139	218,500	–	**3,369,139**
Additional payment to exercise	€ 15.03 – 18.30	€ 9.38 – 9.67	€ 8.33 – 9.90	€ 1.70 – 4.77	€ 3.36	€ 8.55	
Number exercisable at Dec. 31, 2006	–	–	467,500	299,144	218,500	–	**985,144**

Also, as described under Compensation of Members of the Supervisory Board, GPC Biotech provided a long-term performance-based variable remuneration in the form of stock appreciation rights to each member of the Supervisory Board, as well as to certain key employees. Stock appreciation rights granted to employees are structured similarly to those of the Supervisory Board members. However, they may vest upon different events, depending on the individual employee.

The following table presents the stock option activity for the years 2006, 2005 and 2004:

At December 31	2006		2005		2004	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	4,332,001	€ 9.59	4,167,556	€ 9.50	3,835,458	€ 8.77
Granted	317,500	€ 14.06	308,301	€ 9.90	869,600	€ 9.86
Exercised	(740,826)	€ 5.22	(92,992)	€ 5.23	(458,989)	€ 3.61
Forfeited	(61,330)	€ 9.60	(50,864)	€ 12.57	(78,513)	€ 12.23
Expired	–	–	–	–	–	–
Outstanding at December 31	**3,847,345**	**€ 10.80**	**4,332,001**	**€ 9.59**	**4,167,556**	**€ 9.50**
Vested at December 31	**2,889,114**	**€ 10.69**	**3,157,086**	**€ 9.86**	**2,654,947**	**€ 10.03**
Exercisable at December 31	**2,820,739**	**€ 10.71**	**2,924,351**	**€ 9.88**	**2,619,072**	**€ 10.12**
Weighted-average fair value per options granted during the year		**€ 8.22**		**€ 5.77**		**€ 6.36**

The following table presents the weighted-average price and remaining contractual life information for significant option groups outstanding:

As of December 31, 2006	Options Outstanding and Exercisable			Options Outstanding and Vested		
Range of Exercise Prices in €	Number	Weighted-Average Exercise Price (in €)	Weighted-Average Remaining Contractual Life Years	Number	Weighted-Average Exercise Price (in €)	Weighted-Average Remaining Contractual Life (Years)
1.16 – 2.98	188,135	1.71	3.5	188,135	1.71	3.5
3.21 – 5.77	557,488	4.23	4.4	557,488	4.23	4.4
6.53 – 8.64	316,375	6.76	3.6	322,625	6.79	3.5
9.07 – 11.91	738,441	9.72	6.3	800,566	9.74	5.9
12.11 – 19.30	945,300	16.72	3.7	945,300	16.72	3.7
24.60 – 59.74	75,000	32.27	4.0	75,000	32.27	4.0
	2,820,739	**10.71**	**4.5**	**2,889,114**	**10.69**	**4.4**

Report of the Supervisory Board

During 2006, GPC Biotech achieved key milestones with its lead drug candidate, satraplatin. Most importantly, the Company reported positive results from a Phase 3 registrational trial with satraplatin in second-line hormone refractory prostate cancer. These results are serving as the basis for filing for marketing approval of satraplatin in both the U.S. and Europe. In addition, a number of clinical trials exploring satraplatin in combination with a variety of other anticancer treatments and in various cancer types were initiated. Also in 2006, the first clinical results from GPC Biotech's second clinical anticancer drug candidate, the monoclonal antibody 1D09C3, were presented at a major medical conference. In February 2006, the Company raised 36 million Euro in a private placement involving well-known investor and SAP co-founder Dietmar Hopp, which provided additional flexibility to start building a marketing and sales organization.

The Supervisory Board was in regular contact with Company management throughout the year and provided guidance related to the Company's strategic development and other important issues. Throughout 2006, the Management Board ensured that the Supervisory Board was well informed about the Company's financial position, corporate plans and significant business developments. This included the issuance of written reports to the Supervisory Board on a regular basis. The Supervisory Board was involved at an early stage in any decisions of major importance.

Meetings of the Supervisory Board

During 2006 the Supervisory Board held eight meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Management Board exchanged information about important developments and decisions regularly throughout the year. At its meetings, the Supervisory Board discussed the current state of affairs of the Company and business developments in general, as well as specific key topics. In particular, the Supervisory Board reviewed and monitored the progress of activities related to the development of satraplatin.

GPC Biotech's overall strategy and business development activities were also discussed at many of these meetings, and the Supervisory Board was intensively involved in the decision-making process regarding partnering strategies for satraplatin. Decisions on transactions requiring Supervisory Board approval were made based on discussions with the Management Board and/or based on information and documentation provided by the Management Board.

The Supervisory Board was also informed about the claims of Spectrum Pharmaceuticals, Inc. that ultimately led to a filing for arbitration by Spectrum. The Supervisory Board is updated regularly on details of the arbitration proceedings and fully supports the assessment of the situation by the Management Board.

Committees

In 2006, the Supervisory Board had four committees: the Audit Committee, the Finance Committee, the Compensation Committee and the Corporate Governance and Nominations Committee.

The Audit Committee met four times during 2006. The Committee's activities included discussion of annual financial statements with the Company's auditors before the statements were submitted to the Supervisory Board for approval, discussion of quarterly interim reports and audit fees, and other topics. In addition, in connection with the Company's NASDAQ listing, the Audit Committee regularly reviewed activities of the Company in preparation for compliance with certain provisions of the U.S. Sarbanes-Oxley Act, which will apply to the Company for the first time, (in part) for its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and which will require the Company's CEO and CFO, but not yet its external auditors, to certify the efficiency of its internal controls.

The Compensation Committee held two meetings in 2006 to discuss compensation matters related to the Management Board and the Company's senior management. The Corporate Governance and Nominations Committee held two meetings in 2006. The Finance Committee did not hold any official meetings in 2006 and was disbanded, effective May 23, 2006.

Financial Statements

The financial statements of GPC Biotech AG according to the German Commercial Code (HGB) and the consolidated financial statements according to International Financial Reporting Standards (IFRS/IAS) were audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Munich, and approved with an unqualified audit opinion. Ernst & Young AG was elected as auditor by resolution of the Annual Shareholders' Meeting on May 24, 2006, and retained by the Supervisory Board. The result of the audit is explained in the Independent Auditors' Report. The report found that GPC Biotech fully complied with both IFRS/IAS and German GAAP (HGB). The consolidated financial statements according to IFRS/IAS were completed with a group management report and additional disclosure requirements according to § 315a HGB.

The Company also prepared consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP) to be filed with the U.S. Securities and Exchange Commission (SEC). These consolidated financial statements were audited by Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Munich, who provided an unqualified audit opinion.

GPC Biotech also filed its consolidated financial statements with the "Deutsche Börse". These consolidated financial statements according to U.S. GAAP and German regulations were audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Munich, who provided an unqualified audit opinion.

The Supervisory Board reviewed all financial statements of the Company and the audit reports issued by Ernst & Young AG. The Company's auditors participated in the meeting of the Audit Committee on March 2, 2007, as well as in the meeting of the entire Supervisory Board on March 14, 2007, during which the review of the Company's financial statements took place. In these meetings, the Audit Committee and the Supervisory Board discussed the audit reports and the consolidated financial statements in detail.

During the meeting on March 14, 2007, the Supervisory Board concurred with the results of the audit performed on the financial statements and the consolidated financial statements for the year ended December 31, 2006. The financial statements according to HGB, as well as the consolidated financial statements in accordance with U.S. GAAP, were thereby approved.

During the same meeting the Supervisory Board also concurred with both consolidated financial statements according to U.S. GAAP, as well as the underlying audit opinions. The Supervisory Board approved the consolidated financial statements in accordance with U.S. GAAP without any reservations.

Re-election of Supervisory Board Members

At the Annual Shareholders' Meeting on May 24, 2006 Mr. Michael Lytton (Vice Chairman), Mr. James Frates (Chairman of the Audit Committee), and Mr. Peter Preuss were re-elected to the Supervisory Board of the Company. The Supervisory Board would like to thank the Management Board and all GPC Biotech employees for their efforts and achievements in 2006.

Martinsried/Planegg, March 29, 2007



Jürgen Drews, M.D., Ph.D., Chairman

Executive Committee

Bernd R. Seizinger, M.D., Ph.D.
Chief Executive Officer
Bernd R. Seizinger, M.D., Ph.D., has been Chief Executive Officer of GPC Biotech since 1998. He joined GPC Biotech from Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation) of Waltham, Massachusetts, where he was Executive Vice President and Chief Scientific Officer (1996–1998). From 1992 to 1996, Dr. Seizinger was at Bristol-Myers Squibb Pharmaceutical Research Institute in Princeton, New Jersey, where he held the posts of Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances. From 1984 to 1992, Dr. Seizinger was at Harvard Medical School and Massachusetts General Hospital, where he served both as Associate Professor of Neuroscience at Harvard Medical School and Associate Geneticist and Director of the Molecular Neuro-Oncology Laboratory at Massachusetts General Hospital. Dr. Seizinger also held a visiting professorship at the Department of Molecular Biology at Princeton University. He was awarded his M.D. from the Ludwig Maximilians University and his Ph.D. from the Max Planck Institute of Psychiatry, both in Munich. He is the recipient of a number of scientific awards and has authored over 100 scientific publications. He is a member of the Supervisory Boards of ALTANA Pharma AG, BioXell SpA and Santhera Pharmaceuticals AG.

Mirko Scherer, Ph.D.
Senior Vice President
Chief Financial Officer
Mirko Scherer, Ph.D., co-founder of GPC Biotech AG, serves the Company as Senior Vice President and Chief Financial Officer. Previously, Dr. Scherer worked for The Boston Consulting Group in Munich, where he was a management consultant to several industries, including banking. He graduated with a degree in business administration from the University of Mannheim in Germany and obtained his MBA from the Harvard University Graduate School of Business Administration. Dr. Scherer received his Ph.D. in finance from the European Business School in Oestrich-Winkel in Germany. Dr. Scherer is a member of the "Börsenrat" (Exchange Council) of the Frankfurt Stock Exchange. He is also a member of the foundation Stichting Preferente Aandelen QIAGEN, located in Venlo, The Netherlands.

Elmar Maier, Ph.D.
Senior Vice President, Business Development
Chief Operating Officer (Martinsried/Munich, Germany)
Elmar Maier, Ph.D., co-founder of GPC Biotech AG, serves the Company as Senior Vice President, Business Development. He is also Chief Operating Officer of the Martinsried facility. Dr. Maier has successfully negotiated multiple pharmaceutical and biotech alliances. Previously, Dr. Maier ran a consulting firm commercializing biotech know-how. He was also Department and Project Manager at the Max Planck Institute for Molecular Genetics in Berlin, where he arranged collaborations with pharmaceutical and biotech companies. Dr. Maier has received numerous awards, including fellowships for his research in the field of genomics technologies at the Imperial Cancer Research Fund in London. Dr. Maier holds a degree in chemistry and obtained his Ph.D. in biology from the University of Konstanz in Germany. He is a member of the Supervisory Board of GATC Biotech AG.

Sebastian Meier-Ewert, Ph.D.
Senior Vice President
Chief Scientific Officer
Chief Operating Officer (Waltham, MA, USA)
Sebastian Meier-Ewert, Ph.D., co-founder of GPC Biotech AG, serves as the Company's Senior Vice President and Chief Scientific Officer. He is also Chief Operating Officer of the Waltham facility. Prior to co-founding GPC Biotech, Dr. Meier-Ewert established and led a team of scientists working on gene expression analysis and bioinformatics at the Max Planck Institute for Molecular Genetics in Berlin. He also co-founded a consulting firm specializing in biotechnology know-how and technologies. Dr. Meier-Ewert studied biochemistry at University College, London. He completed his postgraduate training at the Imperial Cancer Research Fund in London and received his Ph.D. from the University of London. He is the recipient of several awards and author of more than 30 publications. Dr. Meier-Ewert is a member of the Supervisory Board of Immatics Biotechnologies GmbH.

Marcel Rozencweig, M.D.
Senior Vice President, Drug Development
Chief Medical Officer
Marcel Rozencweig, M.D., joined GPC Biotech in 2001 and serves the Company as Senior Vice President, Drug Development and Chief Medical Officer. He previously worked for Bristol-Myers Squibb for 18 years, where he held several senior leadership

positions in drug development and strategic planning, including Vice President, Oncology, Infectious Diseases and Immunology Clinical Research; and Vice President, Strategic Planning and Portfolio Management. Dr. Rozencweig is a world-renowned expert in oncology drug development. His many achievements include significant contributions leading to the FDA approval of 11 drugs, mostly anticancer treatments, including the blockbusters Taxol and Paraplatin® (carboplatin). Dr. Rozencweig is an Adjunct Associate Professor of Medicine at New York University and has authored or co-authored more than 200 scientific publications.

Martine George, M.D.

Senior Vice President, Clinical Development

Martine George, M.D., is a well-known oncology expert with over fifteen years of experience at major pharmaceutical companies, in addition to serving in an academic post in medical oncology at the Institut G. Roussy, France. Prior to joining GPC Biotech, Dr. George was Senior Vice President, Head of Oncology at Johnson & Johnson Pharmaceutical Research and Development. Before that she held a number of executive positions in the areas of clinical and medical affairs, including at Johnson & Johnson, Rohne-Poulenc Rorer (now part of Sanofi-Aventis), Sandoz Pharmaceuticals Corporation (now Novartis) and American Cyanamid.

Gregory H. Hamm

Vice President, Corporate Integration

Vice President, Bioinformatics and Information Technology

Site Head (Princeton, NJ, USA)

Gregory H. Hamm joined GPC Biotech in 1999 as Vice President, Bioinformatics and Information Technology, as well as Site Head of the Princeton facility. In 2001, Mr. Hamm was also appointed Vice President, Corporate Integration, which includes responsibility for Human Resources worldwide. Mr. Hamm was previously Vice President, Bioinformatics, at Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible for all computational aspects of the company's scientific programs, including its work on the Human Genome Project. Before 1995, Mr. Hamm was Director of the Molecular Biology Computing Laboratory at Rutgers University. Earlier he was the founder and manager of the EMBL Data Library and Head of Computing at the European Molecular Biology Laboratory (EMBL) in Heidelberg, Germany.

John P. Richard

Senior Business Advisor

John P. Richard joined GPC Biotech in 1999. Previously, he was Executive Vice President, Business Development at SEQUUS Pharmaceuticals, where he was responsible for negotiating the acquisition of SEQUUS by ALZA Corporation in 1999. Prior to SEQUUS, Mr. Richard headed business development for Vivus and Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation), where he was responsible establishing numerous pharmaceutical alliances. He was also co-founder and original Chief Executive Officer of IMPATH Inc. Mr. Richard currently serves on the Board of Directors of Altus Pharmaceuticals Inc., Targacept, Inc., Macroflux Corportion, Metastix Inc., and Zygogen, LLC and is a partner with Georgia Venture Partners. Mr. Richard received his MBA from Harvard Business School and his B.S. from Stanford University.

Hemanshu Shah, Ph.D.

Vice President, Commercial Operations

Hemanshu Shah, Ph.D., joined GPC Biotech in 2003. Previously, he was Global Commercial Leader for Zarnestra® (tipifarnib) and Procrit® (epoetin alfa) in the Oncology Global Marketing Group at Johnson & Johnson. Prior to joining Johnson & Johnson, he was Director of Marketing for Bristol-Myers Squibb Oncology with significant responsibility for marketing oncology products including Taxol, Paraplatin and Ifex® (ifosfamide). Dr. Shah's earlier experience at Bristol-Myers Squibb included various positions in Business Development and Research & Development. Dr. Shah received his Ph.D. in Pharmaceutical Sciences from Rutgers University and his MBA from SUNY Buffalo, NY.

Brent Hatzis-Schoch

Vice President and General Counsel

Brent Hatzis-Schoch joined GPC Biotech in 2003. Prior to joining GPC Biotech, Mr. Hatzis-Schoch was Associate General Counsel for Global Research & Development at Pharmacia Corporation, where he earlier held various senior legal positions in the transactional and international areas. Previously, he had been European legal counsel to Baxter Healthcare, based in Brussels, Belgium. He also spent several years in private practice in the United States and Germany. Mr. Hatzis-Schoch received his law degree from George Washington University, Washington D.C.

Glossary

Antibody
A protein produced by the immune system in response to the presence of a specific antigen and that binds to the antigen. When antibodies bind to corresponding antigens, they usually set in motion a process to eliminate the antigens.

A monoclonal antibody is produced by cells created through the fusion of an antibody-producing cell (such as a B-lymphocyte) with an immortalized cell. This process is accomplished in a laboratory and produces hybrid cells that express properties of both parent cells. The cells are all identical since they derive from a single cell and therefore are called "monoclonal." These cells produce large amounts of a specific antibody that binds to a specific antigen.

Antigen
A foreign substance that, when introduced into the body, stimulates the immune system to produce antibodies as part of the body's defense against infection and disease.

Apoptosis (Programmed cell death)
The body's normal method of disposing of damaged, unwanted, or unneeded cells. Apoptosis signifies a process in which certain signals lead cells to self-destruct. This is one way by which the organism protects itself against cells that have taken the first step in the transformation into cancer cells. Cancer cells, on the other hand, often carry mutations that make them resistant to this form of cell death

Breast cancer
A cancerous growth in breast tissue.

Cell
The basic unit of which all living things are made. Cells replace themselves by dividing and forming new cells (mitosis). The processes that control the formation of new cells and their proper growth are disrupted in cancer.

Cell cycle
A highly regulated process of several phases through which a cell goes in order to divide and produce two daughter cells.

Chemotherapy
Treatment of cancer or other malignant diseases by the use of drugs that interfere with the growth or reproduction of malignant cells.

First-line chemotherapy is the first application of chemotherapy for patients who have not been treated with a chemotherapeutic regimen previously.

Second-line chemotherapy is the application of a different kind of chemotherapy regimen for patients after one failed chemotherapeutic regimen.

Cytoplasm
The material that lies within the plasma membrane. It contains none of a cell's genetic material, because this is contained in the nucleus. It contains fluid and the other organelles of the cells.

Data Monitoring Board (DMB)
An independent, impartial committee composed of clinical research experts who review data while a clinical trial is in progress to ensure that participants are not exposed to undue risk. A DMB may recommend that a trial be stopped or continued based on safety, efficacy or ethical reasons.

Double-blind study
A clinical trial design in which neither the participating individuals nor the study staff know which participants are receiving the experimental drug and which are receiving a placebo (or another therapy). Double-blind trials are thought to produce objective results since the expectations of the doctor and the participant about the experimental drug do not affect the outcome.

EMEA (European Medicines Agency)
This organization is in charge of coordinating scientific resources in member states of the European Union with a view to evaluating and supervising medicinal products for both human and veterinary use.

"Fast track" designation
The FDA's fast track programs are intended to facilitate the development and expedite the review of drugs that treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The "fast track" designation enables a company to do a rolling submission, submitting sections of the NDA (New Drug Application) as they become available.

FDA (U.S. Food and Drug Administration)
The U.S. Department of Health and Human Services agency responsible for ensuring the safety, regulation and effectiveness of all drugs, vaccines, medical devices, etc. and the approval of drugs.

Hazard ratio
An estimate of relative risk. E.g., the protocol-specified hazard ratio of the SPARC trial measured the overall risk of disease progression.

Immune system
The complex system of organs, cells, and natural substances that normally protects the body from infections, diseases, and foreign substances by attacking the invaders or the abnormal cells. The immune system may also help the body fight some cancers.

Indication
A sign, symptom, or medical condition that leads to the recommendation of a treatment, test, or procedure.

Inhibitor
A chemical or biological substance that can reduce or shut off specific biological or biochemical processes.

Intent to treat analysis
Analysis of clinical trial results that includes all data from participants in the groups to which they were randomized, whether or not they received treatment.

Investigational New Drug (IND)
An Investigational New Drug (IND) Application is a request for authorization from the FDA to administer an investigational drug or biological product to humans.

In vitro
Outside a living organism. Pertaining to a biochemical process or reaction that takes place in a test tube or other non-living laboratory setting, rather than in a living organism.

In vivo
Within a living organism. Pertaining to a biological or biochemical process or reaction that takes place in a living organism, such as yeast, animals or humans.

Kinases
A specific class of enzymes (catalyst proteins) that attaches a phosphate group to another molecule. Kinases function to regulate biological processes and therefore are important targets for drugs.

Leukemia
Cancer of the blood or blood-forming tissues, such as bone marrow. People with leukemia often have a noticeable increase in white blood cells.

Chronic lymphocytic leukemia (CLL) is a common type of slowly progressing cancer in which too many lymphocytes are found in the peripheral blood and bone marrow.

Log-rank test
Statistical analysis that evaluates differences between two arms in a trial over all time points.

Lung cancer
A cancerous growth in lung tissue.

Non-small cell lung cancer (NSCLC) is a group of lung cancers that includes squamous cell carcinoma, adenocarcinoma, and large cell carcinoma. Approximately 80% of all lung cancers are non-small cell lung cancer.

Small cell lung cancer is a type of lung cancer in which the cells are small and round. Also called oat cell lung cancer.

Lymphoma
A cancer that begins in the cells of the immune system and collects in the lymphatic system, a network of thin vessels and nodes throughout the body whose function is to fight infection. Lymphoma involves a type of white blood cells called lymphocytes.

B-cell lymphoma is a type of cancer associated with the uncontrollable growth of B-cells, a specific kind of immune cell.

Hodgkin's lymphoma is a cancer in the lymphatic system that causes the cells in the lymphatic system to abnormally reproduce, eventually making the body less able to fight infection.

Non-Hodgkin's lymphoma – the most common form of lymphoma – is a cancer in the lymphatic system that causes the cells in the lymphatic system to abnormally reproduce, eventually causing tumors to grow. Non-Hodgkin's lymphoma cells can also spread to other organs.

Marketing Authorization Application (MAA)
Request for authorization from the EMEA to market a new drug product.

Mechanism-of-action
The molecular process by which a substance produces a reaction or a series of reactions that lead to a physiological effect in the body.

Median
In statistics the median is the middle of a distribution: half the scores are above the median and half are below. The median is less sensitive to extreme scores than the mean.

Metastasis
The spread of cancer from its original site to another part of the body.

Multiple myeloma
A cancer that affects blood plasma cells. The disease causes the growth of tumors in many bones, which can lead to bone pain and fractures. In addition, the disease often causes kidney problems and lowered resistance to infection.

Myelosuppression
Depression of bone marrow functions, such as lowered platelet count or lowered white blood cell count.

New Drug Application (NDA)
Request for authorization from the FDA to market a new drug product.

Nucleus
A vital body in the central portion of a cell which contains the genetic code; an essential agent in the regulation of growth, reproduction, and the transmission of cell characteristics.

Oncology
The study of cancer.

Open label study
A clinical study in which doctors and participants know what drug is being administered.

Orphan drug designation
Designation by the EMEA, that is designed to promote the development of drugs to treat rare life-threatening or very serious conditions that affect no more than five in every 10,000 people in the European Union (EU). The designation provides EU market exclusivity for up to ten years in the given indication. A similar program exists in the U.S. through the FDA.

Phase 1 (of clinical development)
Part of clinical development in which an investigational new drug is normally tested on healthy human volunteers in order to evaluate its potential toxicity, pharmacokinetic properties and suitable dosage. In the case of anticancer drugs, actual volunteer cancer patients are treated in Phase 1.

Phase 2 (of clinical development)
Part of clinical development in which the short-term efficacy, potential side effects and optimal dose of an investigational new drug are tested on a small number of patients suffering from the disease targeted by the drug. In the case of anticancer drugs, patients with a specific cancer type are selected for treatment.

Phase 3 (of clinical development)
Part of clinical development in which an investigational new drug is tested in a large number of patients (often hundreds or thousands) to evaluate its safety and efficacy in order to evaluate the risk-benefit of the potential new therapy.

Placebo
An inactive pill, liquid or powder that has no treatment value.

Plasma membrane
The outer lining of the cell that is responsible for regulation of the cell's internal environment.

Principal Investigator
A medical researcher responsible of carrying out a clinical trial protocol.

Prostate
A male sex gland that produces a viscid secretion that forms part of the seminal fluid.

P-value
The probability (from zero to one) that the results observed in a study could have occured by chance.

Protein
A large molecule composed of one or more chains of amino acids in a specific order. Proteins are required for the structure, function and regulation of the body's cells, tissues and organs, and each protein has unique functions. Examples include enzymes and antibodies.

Radiation therapy
Treatment with high-energy rays (such as x-rays) to kill or shrink cancer cells. The radiation may come from outside of the body (external radiation) or from radioactive materials placed directly in the tumor (internal or implant radiation). Radiation therapy may be used to reduce the size of a cancer before surgery, to destroy any remaining cancer cells after surgery, or, in some cases, as the main treatment. Radiation therapy is useful in the treatment of localized cancers.

Randomized trial
A study in which participants are randomly (i.e., by chance) assigned to one of two or more treatment arms of a clinical trial.

Refractory disease
Disease that has not responded or no longer responds to a particular treatment.

Relapsed disease
The return of signs and symptoms of disease after a period of improvement.

Small molecule
A substance of relatively small size, e.g., a drug, as opposed to large molecules such as proteins and antibodies.

Solid tumor
An abnormal mass of tissue that usually does not contain liquid areas. Different types of solid tumors are named for the type of cells that form them.

Taxane
A class of drug that inhibits cell growth by stopping cell division. Taxanes are used as treatments for cancer. Also called antimitotic or antimicrotubule agents or mitotic inhibitors. The marketed drugs Taxotere and Taxol are taxanes.

Trademarks

Avastin® (bevacizumab) is a registered trademark of Genentech, Inc.

Erbitux® (cetuximab) is a registered trademark of ImClone Systems, Inc.

Gemzar® (gemcitabine) is a registered trademark of Eli Lilly and Company.

Herceptin® (trastuzumab) is a registered trademark of Genentech, Inc.

HuCAL® is a registered trademark of MorphoSys AG.

Ifex® (ifosfamide) is a registered trademark of Bristol-Myers Squibb Company.

Paraplatin® (carboplatin) is a registered trademark of Bristol-Myers Squibb Company.

Procrit® (epoetin alfa) is a registered trademark of Johnson & Johnson.

Rituxan® (rituximab) is a registered trademark of Biogen Idec Inc.

Tarceva® (erlotinib) is a registered trademark of OSI Pharmaceuticals, Inc.

Taxol® (paclitaxel) is a registered trademark of Bristol-Myers Squibb Company.

Taxotere® (docetaxel) is a registered trademark of Aventis Pharma S.A.

Xeloda® (capecitabine) is a registered trademark of Hoffmann-La Roche AG.

Zarnestra® (tipifarnib) is a registered trademark of Johnson & Johnson.

Financial Calendar and Contacts

Important Corporate Events 2007

March 15
Publication of results for fiscal year 2006
May 15
Publication of results for first three months 2007
May 25
Annual Shareholders' Meeting, Munich, Germany
August 8
Publication of results for first six months 2007
November 8
Publication of results for first nine months 2007

Contacts

Martin Braendle
Director, Investor Relations &
Corporate Communications
Phone: +49 (0)89 85 65-26 93
Fax: +49 (0)89 85 65-26 10
ir@gpc-biotech.com

Laurie Doyle
Director, Investor Relations &
Corporate Communications
Phone: +1 781 890 9007 (ext. 267)
Fax: +1 781 890 9005
usinvestors@gpc-biotech.com

Headquarters

GPC Biotech AG
Fraunhoferstr. 20
82152 Martinsried/Munich, Germany
Phone: +49 (0)89 85 65-26 00
Fax: +49 (0)89 85 65-26 10
info@gpc-biotech.com
www.gpc-biotech.com

GPC Biotech Inc.
610 Lincoln Street
Waltham, MA 02451, USA
Phone: +1 781 890 9007
Fax: +1 781 890 9005

101 College Road East
Princeton, NJ 08540, USA
Phone: +1 609 524 1000
Fax: +1 609 524 1050

Imprint

Design
KMS Team GmbH (Munich, Germany)

Photography
Knut Koops (Berlin, Germany)

Printing
F-Media Druck GmbH (Kirchheim/Heimstetten, Germany)

Authority
GPC Biotech AG
Investor Relations & Corporate Communications

Copy deadline
February 28, 2007 (subjects unrelated to financials)